DC

NO ACT
P.E 2.12.03
1-11607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010520

February 14, 2003

Andrew A. Gerber
Hunton & Williams
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act 1934
Section
Rule 14A-8
Public Availability 2/14/2003

Re: DTE Energy Company

Dear Mr. Gerber:

This is in regard to your letter dated February 12, 2003 concerning the shareholder proposal submitted by Darney Standfield and Michael Pitt for inclusion in DTE Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that DTE Energy therefore withdraws its December 23, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

cc: Michael L. Pitt
Trustee for Meagan Pitt and Jared Pitt
306 South Washington, Suite 600
Royal Oak, MI 48067

Darney Standfield
15300 Warwick
Detroit, MI 48223

HUNTON & WILLIAMS

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

December 23, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: DTE Energy Shareholder Proposals Submitted by Darney Standfield and Michael Pitt

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and as counsel to DTE Energy Company, a Michigan corporation (the "**Company**"), we request confirmation that the staff of the Division of Corporation Finance (the "**Division**") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2003 Annual Meeting of Shareholders (the "**2003 Annual Meeting**") for the reasons set forth herein, the proposals described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Company received a proposal dated November 27, 2002 (the "**Standfield Proposal**") from Darney Standfield, a former employee of the Company ("**Standfield**"), and two proposals each dated December 16, 2002 (collectively, the "**Pitt Proposals**" and together with the Standfield Proposal, the "**Proposals**") from Michael L. Pitt, as Trustee of two trusts for his children ("**Pitt**" and together with Standfield, the "**Proponents**"), for inclusion in the proxy materials for the 2003 Annual Meeting. Pitt is a Michigan attorney and represents Standfield in connection with a legal action against the Company.

The 2003 Annual Meeting is scheduled to be held on April 17, 2003. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "**Commission**") on or about March 19, 2003 and to commence mailing those materials to its shareholders on or about such date.

Pursuant to Rule 14a-8(j)(2) promulgated under the Exchange Act, enclosed are six copies of:

1. the Proposals (attached as Exhibits A, B and C);

2. this letter, which includes an explanation of why the Company believes that it may exclude the Proposals; and

3. the supporting opinion of Honigman Miller Schwartz and Cohn LLP as to Michigan law (the "**Michigan Opinion**") (attached as **Annex I**).

We do not hold ourselves out as experts on the laws of the State of Michigan and do not herein pass upon matters governed by Michigan law. As to all matters of Michigan law, we have relied, and this letter is based, solely on the Michigan Opinion.

A copy of this letter is also being sent to the Proponents as notice of the Company's intent to omit the Proposals from the Company's proxy materials for the 2003 Annual Meeting.

SUMMARY OF THE PROPOSALS AND BASES FOR EXCLUSION

The first proposal ("**Proposal A**") mandates that "no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE." Proposal A also defines "total compensation." Proposal A is attached hereto as **Exhibit A**.

The second proposal ("**Proposal B**") mandates that the Company create a nomination committee that has a membership with one third of its members being "from the current board of directors who are not officers or executives of the company," one third who are "from the current board of directors who serve as officers or executives of the company" and one third who "shall not be members of the current board of directors but shall be shareholders of the company." Proposal B is attached hereto as **Exhibit B**.

The third proposal ("**Proposal C**") seeks to amend the Company's bylaws to require that, beginning in the year 2004, "there shall be no less than two nominees for each vacant seat on the board of directors" and that nominees "receiving a majority of the votes cast by shareholders shall be elected." Proposal C is attached hereto as **Exhibit C**.

The Company believes that it may exclude the Proposals on both procedural and substantive grounds. Procedurally, the Pitt Proposals may be excluded because they were not timely filed pursuant to Rule 14a-8(e) and because Pitt exceeded the one proposal limitation of Rule 14a-8(c). Substantively, (1) Proposal A may be excluded pursuant to (A) Rule 14a-8(i)(1) because it relates to a matter that is not a proper subject for shareholder action under Michigan law, (B) Rule 14a-8(i)(2) because it violates Michigan law, (C) Rule 14a-8(i)(3) because it violates Rule 14a-9, and (D) Rule

14a-8(i)(7) because it relates to the ordinary business of the Company; (2) Proposal B may be excluded pursuant to (A) Rule 14a-8(i)(1) because it relates to a matter that is not a proper subject for shareholder action under Michigan law and (B) Rule 14a-8(i)(6) because it is beyond the power of the Company to implement; and (3) Proposal C may be excluded pursuant to (A) Rule 14a-8(i)(2) because it violates Michigan law, (B) Rule 14a-8(i)(6) because it is beyond the power of the Company to implement, and (C) Rule 14a-8(i)(3) because it violates Rule 14a-9.

BACKGROUND ON THE SUBMISSIONS BY THE PROPONENTS

On November 27, 2002, the Company received a letter of even date jointly executed by the Proponents (the "**November 27th Letter**"), which contained five shareholder proposals. The November 27th Letter indicated that Standfield was submitting three proposals and that Pitt was submitting two proposals—one in his capacity as Trustee for the benefit of his son (the "**Son Trust**") and the second in his capacity as Trustee for the benefit of his daughter (the "**Daughter Trust**"). The November 27th Letter is attached hereto as **Exhibit D**.

Pursuant to Rule 14a-8(f)(1), by letter dated December 5, 2002 (the "**Notification Letter**"), the Company notified Proponents that each failed to satisfy the eligibility requirements of Rule 14a-8(c) because each had submitted more than one proposal for inclusion in the 2003 Annual Meeting proxy materials. The Notification Letter is attached hereto as **Exhibit E**.

In response to the Notification Letter, Proponents submitted another joint letter dated December 16, 2003 (the "**December 16th Letter**"). The December 16th Letter indicated that Standfield was retaining only Proposal A. Additionally, the December 16th Letter indicated that Pitt was now submitting the two proposals (Proposals B and C), each dated December 16, 2002, that had been originally submitted by Standfield. In the December 16th Letter, the Proponents state that they are submitting revised resolutions with a date of December 16, 2002 and that Pitt has been "substituted" for Darney Standfield, who originally submitted Proposals B and C on November 27, 2002. The "revised" Proposals B and C were submitted by Pitt in his capacity as Trustee of the Daughter Trust and of the Son Trust, respectively. The December 16th Letter is attached hereto as **Exhibit F**.

Although the Company assumed it to be the case, neither Pitt nor Standfield explicitly indicated in the December 16th Letter his intention to withdraw any of the proposals submitted in the joint November 27th Letter. Accordingly, the Company contacted Pitt on December 17, 2002 in order to request, in writing, clarification as to which proposals had been withdrawn. In that conversation and by letter dated December 18, 2002 (the "**December 18th Letter**"), on the letterhead of Mr. Pitt's law firm, the Proponents make clear that Standfield has withdrawn two of his original three proposals and that Pitt has withdrawn both of the proposals that he had originally submitted in his capacity as Trustee of his children's trusts (i.e., the only proposals now submitted by the Proponents are Proposals A, B and C). The December 18th Letter is attached hereto as **Exhibit G**.

All three pieces of (jointly) written correspondence from Proponents to the Company make clear that Pitt and Standfield are working together and are attempting to evade the one proposal limitation set forth in Rule 14a-8(c). They have submitted joint correspondence, fielded calls, and made decisions on behalf of each other and have substituted proposals among themselves. In fact, in the December 16th Letter and the December 18th Letter, Pitt's signature on his "revised" proposals follows a certification of Standfield's stock ownership rather than Pitt's stock ownership as Trustee. Moreover, Pitt acts as Standfield's lawyer in connection with at least one matter and could be so acting in connection with the Proposals. The Company also is entitled to take the position that Standfield and Pitt should be treated as one proponent entitled to only one proposal between them.

REASONS FOR EXCLUSION OF BOTH PITT PROPOSALS

I. The Pitt Proposals may be omitted from the 2003 proxy materials under Rule 14a-8(e) because they were not submitted in a timely manner.

The Pitt Proposals, dated and received by the Company on December 16, 2002, were submitted after the Company's November 27, 2002 deadline for shareholder proposals. Rule 14a-8(e)(2), promulgated under the Exchange Act, requires that companies include in their proxy statements only shareholder proposals "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement release to shareholders in connection with the previous year's annual meeting." The November 27, 2002 deadline for submission of a shareholder proposal for inclusion in the proxy statement for the 2003 Annual Meeting was properly disclosed in the Company's proxy statement dated March 21, 2002, which relates to the Company's 2002 Annual Meeting of Stockholders (the "**2002 Annual Meeting**"). The 2002 Annual Meeting was held on April 24, 2002, and the 2003 Annual Meeting is scheduled to be held on April 17, 2003. The Division routinely permits the exclusion of shareholder proposals that are not received in a timely manner. *See, e.g., The Valspar Corporation* (November 20, 2002) (proposal was six days late); *Carrington Laboratories, Inc.* (March 31, 2000), *Bank of America Corporation* (March 17, 1999), *Transcend Services, Inc.* (February 22, 1999); *Luby's Cafeterias, Inc.* (October 22, 1998).

The fact that Pitt had initially submitted two proposals in a timely manner is not relevant in the instant case. As noted above, Pitt withdrew both of his timely-filed proposals dated November 27, 2002, and he has submitted entirely new (or revised) proposals dated December 16, 2002. In the Division's *Staff Legal Bulletin No. 14* (July 13, 2001), Question E.2. asks, and the Division responds, as follows:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is **actually a different proposal** from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
>
> - rule 14a-8(e), which imposes a deadline for submitting shareholder proposals. (emphasis added)

Not only has Pitt revised his proposals, he has, in fact, submitted entirely different proposals that should be excluded under Rule 14a-8(e).

Furthermore, the fact that the Company had "notice" of the substance of the Pitt Proposals, since they were originally submitted by Standfield, is irrelevant. In *Duke Energy Corporation* (February 20, 2001), a proposal was submitted by each of proponent and proponent's brother-in-law (proposal 1 and proposal 2, respectively). The company believed that the individuals were acting in concert and requested them to withdraw one proposal pursuant to Rule 14a-8(c). Although they disagreed with the company, the proponent and her brother-in-law withdrew proposal 1. The company then informed the proponent and her brother-in-law that proposal 2 was moot. In response, and after the deadline for submission of proposals to the company had passed, the proponent and her brother-in-law withdrew proposal 1 and requested that the company "reinstate" proposal 2. The company argued, and the Division concurred, that the "reinstated" proposal 2 was untimely and could be excluded under Rule 14a-8(e). The Division noted "in particular that the proponent withdrew the proposal, and attempted to re-submit the proposal after the 120-day deadline for submitting proposals." *See also IBP, Inc.* (January 19, 2000) (proposal excludable for being received after deadline even though proponent had notified company prior to deadline of intent to submit proposal). The Division has historically interpreted Rule 14a-8(e) by using a mechanical application of submission deadlines. The Division has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline. *See Guest Supply, Inc.* (October 20, 1998); *EG&G, Inc.* (December 23, 1997) (each one day late).

Based on the foregoing, the Company believes that both Pitt Proposals may be omitted from the

2003 proxy materials under Rule 14a-8(e) because they were not submitted in a timely manner.

II. The Pitt Proposals may be omitted from the 2003 proxy materials under Rule 14a-8(c) because Pitt, in his capacity as the Trustee of Son Trust and Daughter Trust, has violated the one proposal rule.

In the event that the Division disagrees with the Company's view that the Pitt Proposals are untimely, the Company further believes that the Pitt Proposals may be excluded under Rule 14a-8(c), which provides that a stockholder may request only one proposal for inclusion in a company's proxy materials. Pitt violated Rule 14a-8(c) because he has submitted two distinct proposals. Pursuant to Rule 14a-8(f)(1), the Notification Letter notified Pitt that he failed to satisfy the eligibility requirements of Rule 14a-8(c) because he submitted more than one proposal for inclusion in the 2003 Annual Meeting proxy materials. The Notification Letter referred Pitt to the one proposal limitation set forth in Rule 14a-8(c) and advised him that he had 14 days to correct this procedural error as required by Rule 14a-8(f). The Notification Letter was sent via Federal Express to the address indicated on the Proponents' incoming correspondence to the Company. As noted above, Pitt withdrew both of his proposals, but he resubmitted two new (revised) proposals.

The Pitt Proposals were submitted by Michael L. Pitt as follows:

Proposal B	Proposal C
/s/Michael L. Pitt Michael L. Pitt, Trustee U/A September 23, 1982 Albert Pitt Settlor, F/B/O Meagan Pitt	/s/Michael L. Pitt Michael L. Pitt, Trustee U/A September 23, 1982 Albert Pitt Settlor, F/B/O Jared Pitt

According to Pitt, Jared Pitt is his son and Meagan Pitt is his daughter. In the November 27th Letter,[1] Pitt states, "I am the registered holder of 75 shares of DTE common stock held for the benefit of my son, Jared Pitt. The company's stock dividend plan holds 245.277 shares under my name for the benefit of my son Jared Pitt." Pitt further states in the November 27th Letter, " I am the registered holder of 75 shares of DTE common stock held for the benefit of my daughter, Meagan Pitt. The company stock dividend plan holds 245.277 shares under my name for the benefit of Meagan Pitt."

---

[1] However, in both the December 16 Letter and the December 18 Letter, Pitt's signature on his "revised" proposals follows a certification of Standfield's stock ownership rather than Pitt's stock ownership as Trustee.

In adopting the predecessor to Rule 14a-8(c), Rule 14a-8(a)(4), the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but it held out the promise of "no-action" letters as a safeguard. *See Exchange Act Release No. 12999* (November 22, 1987). Accordingly, the Division has consistently taken a no-action position when confronted with reasonable evidence of the use of such tactics. Moreover, the Division has indicated that proponents will be treated as one proponent for purposes of the one-proposal limit when an issuer establishes that one proponent is the "alter ego" of another proponent or that one proponent possesses "control" over the shares owned of record or beneficially owned, by another proponent. *See Trans World Corp.* (February 5, 1981). Under the Commission's rules, the presence of influence, not control, domination or the ability to rule proponents, is a prerequisite to omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. The Division has found that shares under common control, such as beneficial owners and their record owners, tenants in common and joint tenants, are entitled to only one proposal by those persons controlling shares. In the instant case, it is clear that Pitt controls the shares of Company stock held in the trusts for the benefit of his children; as noted below, the fact that there is a separate trust for each of Pitt's children is irrelevant to the issue of control of the securities by Pitt.

In *Stone & Webster, Inc.* (March 3, 1995), several proposals submitted by a trust were found excludable on the ground that the beneficial owners of the shares were nominal proponents acting on behalf of, under the control of, or as the alter ego of the trust. Furthermore, in *Stone & Webster*, one person controlled the trust and the trust participants were family members or did business with each other. The company argued that although the trust participants retained economic interests in the trust, the trust and the person controlling the trust had voting control over the shares. The company also brought attention to the fact that the proposals were in the same format and on the same letterhead. In the instant case, Pitt does not indicate that the Pitt Proposals are being submitted by his children. Instead, Pitt, who controls the trusts, has used his status as Trustee to circumvent the one proposal limitation of Rule 14a-8(c).

Further, it seems clear that Pitt, under Rule 13d-3(a) of the Exchange Act, is the beneficial owner of all the shares held in Son Trust and Daughter Trust. Under Rule 13d-3(a), a person who has voting power (including the power to vote or direct the voting of shares) and investment power (including the right to dispose or direct the disposition of the shares) is the beneficial owner of the securities. The beneficial owner of a nucleus of securities, however held, should only be entitled to one proposal under Rule 14a-8 with respect to such securities. In the instant case, it should be noted that although the trust participants (Pitt's children) may retain economic interests in the trust, Pitt, as Trustee, has voting and disposition control over the shares and, therefore, is the beneficial owner of the shares under Rule 13d-3. Finally, the Pitt Proposals were in the same format and submitted under one letter on the same letterhead.

Similarly, in *Banc One Corp.* (February 2, 1993), the Division took a no-action position with respect to omission of proposals submitted by nominal proponents who were recruited, but not controlled, by a single proponent. In *TPI Enterprises, Inc.* (July 15, 1987), the Division took a no-action position with respect to omission of proposals apparently orchestrated by a single proponent. Furthermore, it does not matter that proponents may technically be separate legal entities or persons. In *Occidental Petroleum Corp.* (March 27, 1984), the Division took a no-action position in the situation in which an actual proponent and the nominal proponents were independent shareholders. *See generally Dominion Resources, Inc.* (February 24, 1993) (no-action position taken where proposals were coordinated by a single proponent); *TPI Enterprises, Inc.* (July 15, 1987) (no-action position taken where several proposals were "master minded" by a single proponent); *Texas Instruments Inc.* (January 19, 1982) (proposals submitted by proponent, his daughter, a corporation and a foundation were sufficiently related to be considered proposals of a single proponent).

Because the factors relevant to establishing a status of "alter ego" or "control" and "influence" are peculiarly within the knowledge of the proponents, it is difficult for a registrant to meet such a burden. However, in this case, the factors are evident as the Company demonstrates above. Based on precedent and the facts set out by the Company, the necessary relationship between Pitt, as Trustee, and the two trusts for the benefit of Pitt's children, justify limiting Pitt to one proposal. If the Division were to find that a person could submit proposals for any number of trusts for which it served as trustee, the likelihood of abuse would be high. A person with $10,000 in stock could establish five revocable trusts for the benefit of nominal beneficiaries, each with a corpus of $2,000 in securities, name himself trustee and submit five proposals instead of the one proposal permitted.

The Division has historically taken the position that a company may exclude multiple shareholder proposals based upon a proponent's failure to abide by the proxy rules governing shareholder proposals. The Company believes that because it delivered the Notification Letter in a timely manner and with adequate notice of the deficiency, and Pitt failed to limit his submission to one proposal, as required by Rule 14a-8(c), and the 14-day period for correction of a procedural deficiency has expired, the Company may exclude both proposals under Rule 14a-8(c) and Rule 14a-8(f)(1). *See, e.g., McDonald's Corporation* (March 13, 2002); *The McGraw-Hill Companies, Inc.* (October 22, 2001); *Target Corporation* (March 12, 2001); *Saks Inc.* (January 11, 2001); *Johnson & Johnson* (January 11, 2001).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL A

I. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(1) because it mandates action by the Company's board of directors in contravention of Michigan law.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(1), which permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As set forth below, Proposal A is not a proper subject for action by the Company's shareholders under the laws of Michigan, the jurisdiction of the Company's organization, and, therefore, may be excluded from the Company's 2003 proxy materials.

Section 501 of the Michigan Business Corporation Act (the "**MBCA**") states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," except as otherwise provided in the MBCA or the company's articles of incorporation. Neither the MBCA nor the Company's restated articles of incorporation otherwise delegate the board of directors' authority in any way relevant to Proposal A's mandate. Proposal A is drafted in mandatory and not precatory terms, and, as such, it would require actions to be taken by the Company that Michigan law reserves to the judgment of the Company's board of directors.

The Division has historically concurred in the exclusion of proposals that mandate company action in contravention of state law pursuant to Rule 14a-8(i)(1) (and its predecessor, Rule 14a-(c)(1)). *See, e.g., Kmart Corporation* (March 27, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Michigan law); *The Southern Company* (March 9, 2002) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Pancho's Mexican Buffet, Inc.* (December 8, 2000) (proposal affirmed to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Cincinnati Bell Inc.* (February 9, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Ohio law). As with the instant case, the Commission has stated that "[p]roposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See Exchange Act Release No. 34-12999* (November 22, 1976). *See also,* Note to paragraph Rule 14a-8(i)(1).

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal A is excludable pursuant to Rule 14a-8(i)(1) because it mandates action reserved to the board of directors under Michigan law, and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

II. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(7) because it relates to issues of general compensation and therefore is a matter of ordinary business.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(7), which permits the omission of a proposal that relates to a company's ordinary business operations. Proposal A mandates that "**no officer** of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE." (emphasis added). As of December 15, 2002, the Company and its affiliates have approximately 60 officers, including many non-senior executives. Accordingly, because Proposal A has a very broad application reaching numerous non-senior executive employees of the Company, it deals with matters of general employee compensation.

The Division has historically distinguished between proposals relating to executive compensation, which are not excludable under Rule 14a-8(i)(7), and proposals relating to a broader group of employees, which are excludable as relating to general compensation matters. The Division has made clear that it will concur in the exclusion of proposals that are not clearly limited to *executive* officers because such proposals effectively relate to general compensation matters. Recently, the Division found a proposal to be excludable under Rule 14a-8(i)(7), as reaching beyond executive compensation matters, because it requested "an increase of three per cent of the annual basic salary of the Chairman and **other officers**, for every position increase in the ranking of the world's largest energy companies, measured by their market value." *See Phillips Petroleum Company* (March 13, 2002). Another recently excluded proposal called for the company to cease granting "further salary or bonus increases to **any corporate officer**" until the company demonstrated the ability to return to a position of profitability. (emphasis added) *See El Paso Energy Corporation* (March 8, 2001). Finally, in *Milacron Inc.* (January 24, 2001), a proposal recommending "that the board of directors consider reducing the base salaries of **all Officers and top management** . . . ." (emphasis added). The Division found that the proposal was excludable under Rule 14a-8(i)(7) because it reached beyond executive compensation matters. *See also Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal that would limit the yearly percentage increase of the "top 40 executives" found excludable as relating to the company's ordinary business); *Xerox Corporation* (March 25, 1993) (proposals pertaining to general compensation not focused on senior executive officers are excludable as relating to the conduct of the company's ordinary business operations); *Executive Compensation Disclosure, Exchange Act Release No. 34-30851* (June 23, 1992) (providing that the distinction between executive officer compensation and general compensation is that executive compensation has significant policy implications).

The Proposal's reference simply to "no officer" would extend application of Proposal A well beyond the Company's "executive officers." As noted above, Proposal A would likely be applicable to approximately 60 employees that are "officers" of the Company and its affiliates. Accordingly, the Company believes that Proposal A relates to general compensation and is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. Proposal A may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it could cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that could, if implemented, cause the company to violate a state, federal or foreign law to which it is subject. In the past, the Division has not recommended enforcement action in connection with the exclusion of a shareholder proposal if such proposal could cause a company to breach existing compensation or severance agreements or arrangements. *See Phillips Petroleum Company* (March 13, 2002) (proposal relating to "an increase of three per cent of the annual basic salary of the chairman and other officers" would have breached existing employment contracts found excludable under Rule 14a-8(i)(2)); *NetCurrents, Inc.* (June 1, 2001) (proposal relating to the creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation found excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it could cause the company to breach employment agreements or other contractual obligations); *International Business Machines Corp.* (December 15, 1995) (proposal seeking to reduce the compensation of three executive officers found excludable based on the illegality of any attempt by the company to make unilateral modifications to existing contracts in connection with the proposal).

Proposal A mandates that the total compensation of all officers be limited to an amount set forth in Proposal A. If implemented, Proposal A could cause the Company to breach its obligations under existing employment and change-in-control severance arrangements made under its various incentive, compensation and retirement plans for officers. The Company has entered into agreements with certain employees of the Company that may require payments in excess of the limitations provided in Proposal A. Proposal A could alter or amend employees' binding compensation and severance arrangements and expose the Company to potential litigation. These employment agreements entitle such employees to base salaries, bonuses, participation in other benefits plans and various other forms of compensation. While some of these benefits have a discretionary component, the Company must determine any amounts payable in good faith and in a manner consistent with the expectations of the parties at the time the agreements were executed. If Proposal A were to be approved by the Company's shareholders, the Company could be forced to violate state law by breaching its obligations to the parties under the various employment and/or change-in-control severance agreements. The Company's proxy statement, dated March 21, 2002, discusses certain of these agreements in greater detail.

Based on the forgoing and the Michigan Opinion, the Company believes that Proposal A may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, Proposal A could cause the Company to breach existing contracts and thereby violate Michigan law.

IV. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(3) because it contains vague and misleading statements in violation of Rule 14a-9.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(3), which permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material.

Proposal A's supporting statement (entitled "Rationale") states that "[t]he average total compensation for an entry-level employee of DTE in the year 2003 . . . was approximately $19,000.00." Standfield does not provide a basis for this statement or the compensation amount noted therein. This statement presents at least three instances of false or misleading information. First, since 2003 has not yet occurred, there is no way to determine any level of compensation for that year. Second, even if Standfield meant to reference the year 2002, it is not possible from the language of the proposal to know how to calculate average salary during the year (e.g., is it determined as an average of high and low during the year, on the last day of the year or on some other basis, does it include benefits or other perquisites?). Third, the reference to an "entry-level employee" is vague and misleading because the term is indeterminate as to its applicability. It is unclear whether Standfield makes reference to the Company's lowest paid employee, the least experienced member of each of the Company's many divisions and teams or a particular class of employees without reference to longevity of employment. Given the vagueness of the term "entry-level employee" and the timing of the calculation, Standfield's apparent attempt to make a prospective calculation for the year 2003, Proposal A is false and misleading. The statements in the Rationale section of Proposal A are incorrect and without basis.

Additionally, Proposal A seeks to limit compensation of officers at companies "related" to the Company. It is unclear what entities are related. Does it mean "affiliated," as defined under the securities laws, or wholly-owned subsidiaries? Are joint-ventures or minority interest investments "related"? Does Proposal A extend to entities with whom Company does significant business with or with which the Company insiders may have a relationship? Given the vagueness of the term "related," shareholders cannot gauge the breadth of the limitations that they are being asked to approve.

Finally, Proposal A indicates that total compensation includes "deferred compensation plans (DCP)." Participation in the deferred compensation plan does not entitle participants to additional compensation, but, rather, it allows participants to defer previously earned compensation pursuant to the terms of the plan. By including the deferred compensation plan in the definition of total compensation, Proposal A sets forth various forms of compensation, some of which are, in fact, not additional compensation. As a result, it is unclear whether any compensation placed in the deferred compensation plan would be double-counted by Proposal A in determining if the stated amount limitations have been met.

In *AT&T Corp.* (March 7, 2002), the Division found that a proposal requesting the "implementation of a plan that will be in effect 'until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably,' and shareholders vote to end the plan" to be vague and thus excludable under Rule 14a-8(i)(3). In *Abbott Laboratories* (January 29, 2002), the Division found that a proposal that requested that the board of directors "grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits for the Chief Executive Officer and its four other most highly paid executive officers, if it or any of its subsidiaries paid any fine in excess of ten millions (sic) dollars" was vague and thus excludable under Rule 14a-8(i)(3). In *IDACORP, Inc.* (September 10, 2001), a proposal to amend the company's certificate of organization to provide for shareholder "recall" of members of the board of directors, and which set forth "particulars" and procedures for the recall of board members, was found to be excludable under Rule 14a-8(i)(3). The Division has historically permitted exclusion of proposals that were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon." *See, e.g., Philadelphia Electric Company* (July 30, 1992) and *Nynex Corporation* (January 12, 1990).
As with the letters cited above, the terms of Proposal A are so vague that shareholders and the Company would not be able to determine what limitations are being set and to whom the limitations are being applied. The imprecision of Proposal A's terms would make the Proposal impossible to implement if adopted. Accordingly, the Company believes that Proposal A may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL B

I. Proposal B may be omitted from the 2003 proxy materials under Rule 14a-8(i)(1) because it mandates action by the Company's board of directors in violation of Michigan law.

A. Proposal B Relates to Matters Reserved to the Board of Directors

The Company believes that Proposal B may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(1), which permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As set forth below, Proposal B is not a proper subject for action by the Company's shareholders under the laws of Michigan, the jurisdiction of the Company's organization and, therefore, may be excluded from the Company's 2003 proxy materials.

Section 501 of the MBCA states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," except as otherwise provided in the MBCA or the company's articles of incorporation. Neither the MBCA nor the Company's articles of incorporation diminish the authority of the Company's board of directors with respect to the composition of the committees to which the board delegates its authority. Proposal B is drafted in mandatory and not precatory terms, and as such it would require actions to be taken by the Company that Michigan law reserves to the judgment of the Company's board of directors.

The Division has historically concurred in the exclusion of proposals that mandate company action in contravention of state law pursuant to Rule 14a-8(i)(1) (and its predecessor, Rule 14a-(c)(1)). *See, e.g., Kmart Corporation* (March 27, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Michigan law); *The Southern* Company (March 9, 2002) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Pancho's Mexican Buffet, Inc.* (December 8, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Cincinnati Bell Inc.* (February 9, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Ohio law). Promulgating principles applicable to the instant case, the Commission has stated that "[p]roposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See Exchange Act Release No. 34-12999* (November 22, 1976). *See also* Note to paragraph Rule 14a-8(i)(1).

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal B is excludable pursuant to Rule 14a-8(i)(1) because it mandates action reserved to the board of directors under Michigan law, and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

B. Proposal B Violates Section 527 of the MBCA

Section 527 of the MBCA provides that "[u]nless otherwise provided in the articles of incorporation or bylaws, the board may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of a committee, who may replace an absent or disqualified member at a meeting of the committee." (emphasis added). Neither the Company's articles of incorporation nor its bylaws provide otherwise. Section 527 further provides that a board committee, and each member thereof, shall serve at the pleasure of the board. Under Section 528 of the MBCA, a committee designated pursuant to Section 527, to the extent provided in the resolution of the board or in the bylaws, may exercise all powers and authority of the board in management of the business and affairs of the corporation. The express language of Sections 527 states that board committees can be comprised of only "directors of the corporation." Additionally, the basic tenets of corporate law and a director's right to protection for decisions based on an informed business judgment make clear that a board cannot delegate its authority to non-directors that are not charged with the fiduciary and other duties imposed on board members. As noted above, Section 501 states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," and Section 528 provides that a board committee may exercise all powers and authority delegated under Section 501.

Proposal B calls not for an advisory committee, but rather a fully empowered board committee created pursuant to state law and Article II of the Company's bylaws. The implementation of Proposal B would require the board of directors to create a committee of the board that includes non-board members in violation of Section 527 of the MBCA, the board's express, statutory authority with respect to the composition of board committees. Furthermore, the implementation of Proposal B would require the board of directors to delegate power to non-board members, in violation of Sections 501 and 528 of the MBCA. Additionally, a board that has delegated power to a non-board member is at risk of breaching its duties to the corporation and shareholders, as well as losing the protections of the business judgment rule. Based on the foregoing and the Michigan Opinion, the Company believes that Proposal B is excludable pursuant to Rule 14a-8(i)(1) because it violates Michigan law and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

II. Proposal B may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Company is a Michigan corporation and is subject to the MBCA. Under the MBCA and the bylaws of the Company, the board of directors is permitted to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the Company's nomination committee (the "Nomination Committee") must be members of the board of directors. As required by the MBCA and the bylaws, directors of the Company are elected by the stockholders at their annual meeting. Thus, the Company lacks the power to implement Proposal B because the Company's board cannot guarantee either that "directors who are not officers or executives of the company" or "directors who are officers or executives of the company" will be elected or that a sufficient number of such directors will be elected to staff the Nomination Committees as prescribed by Proposal B. Currently, the Chairman of the Board is the only officer on the Company's board of directors. The inability to guarantee election results served as a basis of excluding proposals in *Farmer Bros. Co.* (October 15, 2002) and *Dendrite International, Inc.* (March 20, 2002). In *Farmer Bros. Inc.* a proposal seeking to amend the company's bylaws to create a procedure to have a majority of the board of directors be "independent," to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections was found excludable by the Division under Rule 14a-8(i)(6). In *Dendrite International*, a proposal requesting that Dendrite establish a nominating committee composed entirely of independent directors was found excludable under Rule 14a-8(i)(6). *See also*, *General Electric Company* (February 4, 2002); and *Bank of America Corporation* (February 20, 2001).

In *AT&T Corp.* (February 13, 2001), a proposal recommending that key board committees transition to and "then maintain" directors meeting certain criteria was found excludable under Rule 14a-8(i)(6) as beyond the power of the board of directors to implement. In that letter, the Division stated that in "[its] view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." Similarly, in *Ameritech Corp.* (December 29, 1994), a proposal requested that the corporation establish a new board committee and select a chairperson who possessed three particular attributes. In reaching its decision not to recommend enforcement action if the company omitted the proposal from its proxy materials in reliance on Rule 14a-8(c)(6) (the predecessor to Rule 14a-8(i)(6)), the Division noted that because the board of directors could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria. Proposals requiring that board committee members possess certain characteristics are excludable under a long-standing Division interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. *See, e.g., US West, Inc.* (December 22, 1993);

American Telephone & Telegraph Co. (December 13, 1985).

As was the case in *AT&T Corp.* and *Ameritech*, the Company cannot ensure that stockholders will elect a sufficient number of directors to impanel the Nomination Committee in a manner that meets the requirements of Proposal B. Accordingly, the Company would "lack the power . . . to implement the proposal." It should be further noted that Proposal B does not call for a transition period, nor is its implementation qualified "to the extent possible."

Additionally, the Company's practice is that its nomination committee shall be composed entirely of outside directors, which is also consistent with the corporate governance rule proposals, approved by the New York Stock Exchange ("**NYSE**") (on which the Company is listed) August 1, 2002, and submitted for Commission approval on August 16, 2002. Accordingly, if the NYSE's proposed rules are adopted, as they are expected to be, the Company could not simultaneously comply with NYSE rules (and thereby maintain its NYSE listing) and implement Proposal B.

For these reasons, the Company believes that it may properly exclude Proposal B pursuant to Rule 14a-8(i)(6).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL C

I. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that could, if implemented, cause the company to violate a state, federal or foreign law to which it is subject. It is well accepted that the powers and authorized actions of a Michigan corporation are determined by the laws of the State of Michigan, particularly the MBCA, and the corporation's articles of incorporation and bylaws. While the articles of incorporation and bylaws may be altered, amended or repealed, once legally adopted, a corporation is legally bound to follow their terms. *See generally* 6 Mich. Civ. Jur. Corporations § 54 ("The officers of a corporation are not at liberty to depart from or ignore the plain and reasonable requirements of the bylaws." (citing *Cole v. Southern Michigan Fruit Ass'n*, 260 Mich. 617, 245 N.W. 534 (Mich. 1932)).

Section 2 of Article II ("**Bylaw Section 2**") of the Company's current bylaws states that "[w]henever any **vacancy** shall occur in the Board of Directors by death, resignation, or any other cause, **it shall be filled** without undue delay by a majority vote of the remaining members of the Board of Directors. . . ." (emphasis added). A complete copy of Bylaw Section 2 is attached hereto as **Exhibit H**.

Proposal C, a mandatory bylaw amendment, states that it is "an amendment to **Article II, §3** of the bylaws…." (emphasis added). Read literally, Proposal C would amend Section 3 of Article II ("**Bylaw Section 3**") of the Company's bylaws to require that "there shall be no less than two nominees for each **vacant seat** on the board of directors" from which nominees shall be elected by a majority vote of the shareholders (emphasis added). A complete copy of Bylaw Section 3 is attached hereto as **Exhibit H**. Proposal C, however, does not contemplate any amendment, alteration or repeal of Bylaw Section 2 and does not clearly contemplate being effective only in those circumstances in which the seat would have historically been filled by a vote of shareholders. In a recent teleconference, *"Shareholder Proposals: What to Expect in the 2002 Proxy Season"* (November 26, 2001), the Associate Director (Legal) of the Division emphasized the importance of the precise nature in which a proposal should be drafted. The Associate Director (Legal) stated that in analyzing a proposal, "you really need to read the **exact wording** of the proposal . . . We really wanted to explain that to folks. And we took a lot of time to make it very, very clear in Staff Legal Bulletin 14 and it should help everybody." (emphasis added). In short, proposals must be drafted with precision. Proposal C is not drafted with the requisite precision.

As drafted, Proposal C, if adopted, would amend the bylaws such that new Bylaw Section 3 would be **directly contrary** to Bylaw Section 2. Furthermore, any action taken under new Bylaw Section 3 by the Company and its directors or officers would result in a breach of Bylaw Section 2 in violation of Michigan law. To the extent that Bylaw Section 2 and new Bylaw Section 3 of the bylaws would conflict, the Company's board of directors would be unable to exercise the rights and powers provided to corporations pursuant to the Michigan law. *See* MBCA Section 261.

The bylaws are the means by which a board, constituted of various individuals, executes its statutorily granted powers. *See* MBCA, Section 261 ("A corporation, subject to any limitation provided in this act, in any other statute of this state, or in its articles of incorporation, shall have power in furtherance of its corporate processes to . . . (d) Adopt, amend or repeal by laws . . . relating to the business of the corporation, the conduct of its affairs, its rights and powers and the rights and powers of its shareholders, directors or officers. . . ."). Once bylaws are enacted, the board of directors must, like a legislature, amend or revise their content through procedures set forth in the articles of incorporation and state law. For a corporation to act in contravention of its bylaws is to expose its directors and officers to legal and equitable remedies, including injunctions for acting outside of corporate authority. In other contexts, the Division has concurred with the exclusion of a shareholder proposal if such proposal could cause a company to violate non-statutory or common laws, such as a proposal resulting in the breach of an existing contract. *See Phillips Petroleum Company* (March 13, 2002) (proposal relating would have breached existing employment contracts found excludable under Rule 14a-8(i)(2)) and *NetCurrents, Inc.* (June 1, 2001). The fact that these proposals would expose the subject companies to legal action under state law was sufficient to establish a basis for exclusion under Rule 14a-8(i)(2). In the instant case, it appears clear that any action under new Bylaw Section 3, without any amendment to Bylaw Section 2, could expose the Company to legal action.

Additionally, Proposal C is distinguishable from otherwise similar proposals that have been found by the Division to be includable under Rule 14a-8(i)(2). *See Storage Technology Corporation* (April 1, 2002) (proposal requesting that the board amend the bylaws to require the nominating committee to nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the annual meetings not excludable under Rule 14a-8(i)(2)) and *Peoples Energy Corporation* (November 26, 2001) (proposal urging the board to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting not excludable under Rule 14a-8(i)(2)); and *SBC Communications, Inc.* (March 16, 2001). In these no-action letters, the proposals sought two nominees for each directorship to be filled by the voting of stockholders at the annual meetings, not vacancies that may arise from time to time on the board of directors. Further, these proposals were not mandatory, but rather were precatory in nature. Proposal C is a mandatory bylaw, which would become effective upon the vote of a majority of the Company's shareholders.

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal C may be omitted from the proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, Proposal C could cause the Company to breach its bylaws and thereby violate Michigan law.

II. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The arguments presented under "ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL C—II. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law" are incorporated herein by reference and shall serve as a part of this argument.

As noted above, Proposal C, if adopted, would amend Bylaw Section 3 of the bylaws in a manner that is directly contrary to Bylaw Section 2. Further, any action taken under new Bylaw Section 3 by the Company and its directors or officers would result in a breach of Bylaw Section 2. The bylaws are the means by which a board, constituted of various individuals, executes its statutorily granted powers. Once bylaws are enacted, the board of directors must, like a legislature, amend or revise its content through procedures set forth in the articles of incorporation and state law. For a corporation to act in contravention of its bylaws is to expose its directors and officers to legal and equitable remedies, including injunction for acting outside of corporate authority. The Division has historically agreed that proposals that would result in the violation of the law, illegal activity, a breach of existing legal obligations may be excludable under Rule 14a-8(i)(2) as beyond a company's authority to implement. *See e.g., PNC Bank Corp.* (January 13, 1998) (proposal would cause a violation of state statutory and common law); *Liz Claiborne, Inc.* (March 18, 2002); *Kroger Co.* (April 21, 2000); and *Whitman Corporation* (February 15, 2000).

Accordingly, if Proposal C were adopted, the Company would "lack the . . . authority to implement the proposal" as any action taken pursuant to new Bylaw Section 3 could be inconsistent with Bylaw Section 2 and, therefore, in violation of the Company's bylaws. For these reasons, the Company believes that it may properly exclude Proposal C pursuant to Rule 14a-8(i)(6).

III. Proposal C may be omitted from the 2003 proxy materials under Rule 14a-8(i)(3) because it is vague and misleading in violation of Rule 14a-9.

The Company believes that Proposal C may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3), which permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. Proposal C is drafted so imprecisely that neither the Company nor its shareholders can determine what is being proposed by Pitt in Proposal C.

There appear to be at least three possible interpretations for what Pitt intends Proposal C to mean:

1) As argued above, read literally, Proposal C seeks to replace the method by which all vacancies on the board of directors are currently filled pursuant to Bylaw Section 2;

<<or>>

2) Proposal C seeks to fill only those vacancies not required to be filled pursuant to Bylaw Section 2, which includes a proviso that states that no vacancy need be filled if, after such vacancy occurs, the number of directors remaining on the board of directors shall not be less than a majority of the entire board if there were no vacancies;

<<or>>

3) Proposal C may not apply in any manner to vacancies (as referenced in Bylaw Section 2), but, rather, applies to the nomination of directors in the normal course of elections as provided in current Bylaw Section 3.

In addition to these possible interpretations, it is unclear whether Proposal C would replace Bylaw

Section 3 in its entirety or would be an addition to Bylaw Section 3.

The Division has historically permitted exclusion of proposals that were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon." *See, e.g., Philadelphia Electric Company* (July 30, 1992); *Nynex Corporation* (January 12, 1990). In the instant case, Proposal C is so vague and indefinite that the Company and its shareholders cannot fairly be expected to know what they are being asked to approve. Accordingly, the Company believes that Proposal C may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposals may be excluded from the Company's proxy materials for the 2003 Annual Meeting. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Division by January 25, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-309-1246 or, in his absence, Andrew A. Gerber at 704-378-4718.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Richard L. Harden

cc: Darney Standfield
Michael L. Pitt, as Trustee f/b/o Jared Pitt and Meagan Pitt

ANNEX I

LAW OFFICES
HONIGMAN MILLER SCHWARTZ AND COHN LLP
2290 FIRST NATIONAL BUILDING
660 WOODWARD AVENUE
DETROIT, MICHIGAN 48226-3583
FAX (313) 465-8000

TELEPHONE: (313) 465-7000
FAX: (313) 465-8000

LANSING, MICHIGAN
BINGHAM FARMS, MICHIGAN

December 23, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***DTE Energy Company***

Ladies and Gentlemen:

We have acted as special Michigan counsel to DTE Energy Company, a Michigan corporation (the "Company"), in connection with several proposals (the "Proposals") by Darney Stanfield and Michael L. Pitt, as trustee of two trusts for the benefit of his children, shareholders of the Company, which they have requested be included in the proxy statement of the Company for its 2003 annual meeting of shareholders.

At the request of the Company, we have reviewed the letter, dated December 23, 2002 (the "H&W Letter"), submitted by Hunton & Williams on behalf of the Company to the Securities and Exchange Commission with regard to the Proposals. In our opinion, the conclusions expressed in the H&W Letter with respect to the laws of the State of Michigan are correct. We consent to the reliance of Hunton & Williams on this letter in connection with the H&W Letter.

Very truly yours,

Honigman Miller Schwartz and Cohn LLP

HONIGMAN MILLER SCHWARTZ AND COHN LLP

CZM/LZM/DZF

DET_B\355291.3

EXHIBIT
A

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

EXHIBIT
B

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT
C

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT

D

SECY'S OFFICE

27 NOV 02

November 27, 2002

Ms. Susan Beal
Corporate Secretary
DTE Energy Corporation
Edison Plaza Building
Detroit, Michigan 48226

Re: Five Shareholder Resolutions

Dear Ms. Beal:

In accordance with the company's bylaws and the regulations of the Securities & Exchange Commission, we request that the company include these five resolutions, dated November 27, 2002, to be included in the proxy statement for the 2003 Annual Meeting of the shareholders and that all necessary steps be taken to ensure that the shareholders are permitted to vote in these resolutions.

Yours truly,

Darney Standfield
15330 Warwick
Detroit, Michigan 48223

Michael L. Pitt
8019 Concord
Huntington Woods, Michigan 48070

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING THE ESTABLISHMENT OF RETIREE BENEFIT REVIEW COMMITTEE - NUMBER TWO

1. RETIREE BENEFIT REVIEW COMMITTEE

A. Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a retiree benefit review committee ("committee") which shall report directly to the board of directors.

The functions of this committee shall be to:

1. Review all current retirement plan terms and benefit levels and issue a report with findings and recommendations for change of the retirement benefit plan terms.

2. Assist in the development of modification of the retirement plans as requested by the board of directors.

3. Provide advice to the board of directors regarding any employment programs, including enhanced retirement options which serve as an incentive for voluntary termination of employees and which may materially affect the financial status of the retirement plan.

4. Provide expert independent accounting and actuarial advice, as deemed necessary by the committee, to the board of directors regarding the impact on the financial status of the retirement plan which may result from a modification of the retirement plan and benefit levels, the adoption of enhanced retirement options as an incentive for voluntary termination of employees or the adoption of employment policies which may materially affect the financial status of the retirement plan. The board shall pay all costs of the independent accounting and actuarial advice.

5. Act as liaison between the company's retirees and the corporation

2. RATIONALE

As a result of the merger with MCN Energy, the corporation experienced restructuring charges of $241 million in 2001, primarily associated with a workforce reduction plan. The plan included early-retirement incentives along with voluntary separation arrangements for 1,186 employees. Approximately $215 million of the restructuring costs have been or will be paid from retirement plans. There is a risk that the utilization of retirement benefits to secure voluntary termination of employees may materially affect the financial status of the company's retirement plans. The retirement benefit review committee will provide oversight to ensure that management does not misuse or over-utilize retirement plan funds in order to accomplish certain management objectives. The committee should be able to obtain independent auditing advice to ensure the impartiality of the auditing advice obtained by management.

3. SHAREHOLDER CERTIFICATION

I am the registered holder of 75 shares of DTE common stock held for the benefit of my son, Jared Pitt. The company's stock dividend plan holds 245.277 shares under my name for the benefit of Jared Pitt. I intend to continue to hold these shares through the 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

Michael L. Pitt

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: November 27, 2002

DTE SHAREHOLDER RESOLUTION REGARDING SHAREHOLDER TRUST AND SATISFACTION INCENTIVE - NUMBER THREE

1. SHAREHOLDER TRUST AND SATISFACTION INCENTIVE

Beginning in the year of 2004, all officers of DTE, or any related company, shall receive a written annual evaluation which includes an evaluation of the officers performance criteria known as "shareholder trust and satisfaction". This criteria shall be developed by the organization compensation committee of the board of directors and shall be weighted at no less than 10% of the overall annual performance evaluation of the officer. No annual incentive compensation awards and payments pursuant to the AIP, SIP or DCPs shall be paid to any officer unless he or she demonstrates satisfactory performance on this criteria.

2. RATIONAL

The recent revelations regarding the mismanagement of major American corporations dramatically illustrate the need for officers to be accountable for shareholder trust and satisfaction. Officer decisions which are made in the best interests of the shareholders, prompt and complete communication of major developments to shareholders and the communication of factual, accurate and understandable financial data are necessary to ensure shareholder trust and satisfaction. This resolution requires all officers, including those officers serving on the board of directors, to meet this objective in order to receive incentive compensation awards and payments pursuant to company incentive plans.

3. SHAREHOLDER CERTIFICATION

I am the registered holder of 75 shares of DTE common stock held for the benefit of my daughter, Meagan Pitt. The company stock dividend plan holds 245.277 additional shares under my name for the benefit of Meagan Pitt. I intend to continue to hold these shares through the 2003 meeting of DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

Michael L. Pitt

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - NUMBER 4

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - NUMBER FIVE

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

LAW OFFICES

HONIGMAN MILLER SCHWARTZ AND COHN LLP

2200 FIRST NATIONAL BUILDING
660 WOODWARD AVENUE
DETROIT, MICHIGAN 48226-3583
FAX (313) 465-8000

CYRIL MOSCOW
Direct: (313) 465-7488
Fax: (313) 465-7487
ccm@honigman.com

LANSING, MICHIGAN
BINGHAM FARMS, MICHIGAN

EXHIBIT
E

December 5, 2002

Via Federal Express

Mr. Darney Standfield
15330 Warwick
Detroit, Michigan 48223

Michael L. Pitt, Trustee
8019 Concord
Huntington Woods, Michigan 48070

Gentlemen:

We represent DTE Energy Company. On November 27, 2002, you jointly submitted five proposals for inclusion in the Company's proxy statement for the 2003 annual meeting of shareholders. Pursuant to Rule 14a-8(f) of the Securities and Exchange Commission, you are notified that DTE Energy proposes to exclude the proposals from its proxy materials for its next annual meeting of shareholders because of a procedural defect, the submission of more than one proposal. Under Rule 14a-8(c), a shareholder proponent is entitled to submit only one proposal for each meeting of shareholders. There also are other grounds for excluding each proposal under Rule 14a-8.

Under Rule 14a-8(f), you have 14 calendar days after receiving this notice to respond to this notice. Based on your response, we might have further comments.

Very truly yours,

Honigman Miller Schwartz and Cohn LLP

By: [signature]
Cyril Moscow

aec
B352943

EXHIBIT
F

December 16, 2002

Via Facsimile (313) 465-8000
Cyril Moscow, Esq.
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226

Re: Shareholder Proposals

Dear Mr. Moscow:

In response to your letter of December 5, 2002, enclosed please find shareholder proposal #1 regarding limitation on officer compensation, dated November 27, 2002, signed by Darney Standfield. This is a duplicate of the resolution hand-delivered to corporate secretary Beal on November 27, 2002. We are also enclosing revised resolution #2 regarding shareholder participation in the nomination process with a date of December 16, 2002. Michael L. Pitt, trustee for the benefit of Meagan Pitt, has been substituted for Darney Standfield, who was the shareholder who submitted this identical proposal on November 27, 2002, as shareholder resolution #5.

We are also enclosing shareholder resolution revised #3, dated December 16, 2002, with Michael L. Pitt, trustee for the benefit of Jared Pitt, as a substitute for shareholder Darney Standfield. Revised resolution #3, which deals with the modification of the manner in which members of the board of directors are nominated, is identical to resolution #4, which was hand-delivered to corporate secretary Beal on November 27, 2002.

Please confirm in writing that we have now complied with the S.E.C. requirements and corporate bylaws and that all deficiencies have been cured.

Yours truly,

Darney Standfield

DARNEY STANDFIELD

Michael L. Pitt

MICHAEL L. PITT

MLP/pg
cc: Darney Standfield

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING
LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

EXHIBIT
G

PITT, DOWTY, McGEHEE, MIRER & PALMER, P.C.
Attorneys at Law

Michael L. Pitt
Stuart N. Dowty
Cary S. McGehee
Peggy Goldberg Pitt
Jeanne E. Mirer
Robert W. Palmer
Megan A. Bonanni
Beth M. Rivers
Attorneys

Washington Square Plaza
306 S. Washington - Sixth Floor
Royal Oak, MI 48067

Telephone (248) 398-9800
Facsimile: (248) 398-9804
wwwpdmm.net
mpitt@pdmm.net

Elaine Hesano
Legal Assistant

Leslie Harris

Bookkeeper -
Office Administrator

December 18, 2002

Via Facsimile (313) 235-8500
Ms. Teresa Sebastian
Attorney-at-Law
2000 Second Ave. 688 WCB
Detroit, Michigan 48226

Re: Shareholder Proposals

Dear Teresa:

To clarify our letter of December 16, 2002, the three shareholder proposals entitled "DTE Shareholder Proposal Regarding Limitation on Officer Compensation - Number One", signed by Darney Standfield, "DTE Shareholder Proposal Regarding Shareholder Participation in the Nomination Process - Revised Number Two", signed by Michael L. Pitt, Trustee for the Benefit of Meagan Pitt, and "DTE Shareholder Proposal Regarding Modification of the Manner in which Members Of the Board of Directors are Nominated - Revised Number Three", signed by Michael L. Pitt, Trustee for the Benefit of Jared Pitt, copies of which are attached to this fax, should be included in the proxy statement and submitted for vote by the shareholders of DTE Energy Company in accordance with the company bylaws and SEC regulations.

I hope this clarifies our intent.

Yours truly,

MICHAEL L. PITT

MLP/pg
Encls.
cc: Darney Standfield

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Damey Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT H

BYLAWS

of

DTE ENERGY COMPANY

As amended through September 22, 1999

ARTICLE II.

BOARD OF DIRECTORS AND COMMITTEES

Section 2. VACANCIES. Whenever any vacancy shall occur in the Board of Directors by death, resignation, or any other cause, it shall be filled without undue delay by a majority vote of the remaining members of the Board of Directors (even if constituting less than a quorum), and the person who is to fill any such vacancy shall hold office for the unexpired term of the director to whom such person succeeds, or for the term fixed by the Board of Directors acting in compliance with Section 1 of this Article II in case of a vacancy created by an increase in the number of directors, and until a successor shall be elected and shall have qualified; provided, however, that no vacancy need be filled if, after such vacancy shall occur, the number of directors remaining on the Board shall be not less than a majority of the Whole Board. During the existence of any vacancy or vacancies, the surviving or remaining directors shall possess and may exercise all the powers of the full Board of Directors, when action by a larger number is not required by law.

Section 3. NOMINATIONS OF DIRECTORS; ELECTION. (a) Except as may be otherwise provided in any resolution establishing any Preferred Stock, only persons who are nominated in accordance with this Section 3 will be eligible for election at a meeting of shareholders to be members of the Board of Directors of the Company.

(b) Nominations of persons for election as directors of the Company may be made only at an annual meeting of shareholders (i) by or at the direction of the Board of Directors or a committee thereof or (ii) by any shareholder who is a shareholder of record at the time of giving of notice provided for in this Section 3, who is entitled to vote for the election of directors at such meeting, and who complies with the procedures set forth in this Section 3. All nominations by shareholders must be made pursuant to timely notice in proper written form to the Corporate Secretary.

(c) To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 nor more than 90 calendar days prior to the annual meeting of shareholders; provided, however, that in the event that public announcement of the date of the annual meeting is not made at least 100 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement (as defined in Section 8(c) of Article I) is first made of the date of the annual meeting. To be in proper written form, such shareholder's notice must set forth or include: (i) the name and address, as they appear on the Company's books, of the shareholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the shareholder giving the notice is a holder of record of stock of the Company entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Company owned beneficially and of record by the shareholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the shareholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder giving the notice; (v) such other information regarding each nominee proposed by the shareholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (vi) the signed consent of each nominee to serve as a director of the Company if so elected. The presiding officer of any annual meeting may, if the facts warrant, determine that a nomination was not made in accordance with this Section 3, and if he or she should so determine, he or she will so declare to the meeting, and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this Section 3, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section 3.

RECEIVED

2003 FEB 10 PM 5:05

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 5, 2003

Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DTE Energy Shareholder Proposals Submitted by Darney Standfield & Michael Pitt

Dear Sir/Madam:

In connection with the proxy proposals submitted by Michael Pitt, Trustee for Meagan Pitt and Jared Pitt, and Darney Standfield, we hereby withdraw the proposals without prejudice to our right to resubmit these proposals for inclusion in the proxy statements for future annual DTE meetings.

If you have any questions, please don't hesitate to call or write.

Yours truly,

MICHAEL L. PITT
306 South Washington, Suite 600
Royal Oak, Michigan 498067

DARNEY STANDFIELD
15300 Warwick
Detroit, Michigan 48223

MLP/pg
cc: Richard Harden, Esq.
Darney Standfield

HUNTON & WILLIAMS

BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

February 12, 2003

FILE NO: 55788.000002

BY FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Darney Standfield and Michael Pitt

Ladies and Gentlemen:

This letter is in regard to our letter dated December 23, 2002, which requested no-action relief (the "No-Action Letter") in connection with one shareholder proposal submitted by Darney Standfield and two shareholder proposals submitted by Michael Pitt (the "Proponents") to DTE Energy Company, a Michigan corporation (the "Company"). For your convenience, a copy of the No-Action Letter is attached hereto as **Addendum I**.

Please be advised that by letter dated February 5, 2003, the Proponents notified the Company that they were withdrawing the Proposals. A copy of the Proponents' letter is attached hereto as **Addendum II**. In light of the Proponents' withdrawal of the Proposals, the Company is hereby notifying the staff of the Division of Corporation Finance that it intends to omit the Proposals from its proxy materials for the 2003 Annual Meeting and is withdrawing its request for no-action relief in connection with the Proposals.

If you have any questions or would like any additional information regarding the forgoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in his absence, Richard L. Harden at 212-309-1246.

Thank you for your consideration of this matter.

Very truly yours,

Andrew A. Gerber

Attachments

cc: Mr. Darney Standfield
Mr. Michael Pitt, as Trustee f/b/o Jared Pitt and Meagan Pitt

HUNTON & WILLIAMS

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

December 23, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: DTE Energy Shareholder Proposals Submitted by Darney Standfield and Michael Pitt

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and as counsel to DTE Energy Company, a Michigan corporation (the "**Company**"), we request confirmation that the staff of the Division of Corporation Finance (the "**Division**") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2003 Annual Meeting of Shareholders (the "**2003 Annual Meeting**") for the reasons set forth herein, the proposals described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Company received a proposal dated November 27, 2002 (the "**Standfield Proposal**") from Darney Standfield, a former employee of the Company ("**Standfield**"), and two proposals each dated December 16, 2002 (collectively, the "**Pitt Proposals**" and together with the Standfield Proposal, the "**Proposals**") from Michael L. Pitt, as Trustee of two trusts for his children ("**Pitt**" and together with Standfield, the "**Proponents**"), for inclusion in the proxy materials for the 2003 Annual Meeting. Pitt is a Michigan attorney and represents Standfield in connection with a legal action against the Company.

The 2003 Annual Meeting is scheduled to be held on April 17, 2003. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "**Commission**") on or about March 19, 2003 and to commence mailing those materials to its shareholders on or about such date.

Pursuant to Rule 14a-8(j)(2) promulgated under the Exchange Act, enclosed are six copies of:

1. the Proposals (attached as Exhibits A, B and C);

2. this letter, which includes an explanation of why the Company believes that it may exclude the Proposals; and

3. the supporting opinion of Honigman Miller Schwartz and Cohn LLP as to Michigan law (the "**Michigan Opinion**") (attached as **Annex I**).

We do not hold ourselves out as experts on the laws of the State of Michigan and do not herein pass upon matters governed by Michigan law. As to all matters of Michigan law, we have relied, and this letter is based, solely on the Michigan Opinion.

A copy of this letter is also being sent to the Proponents as notice of the Company's intent to omit the Proposals from the Company's proxy materials for the 2003 Annual Meeting.

SUMMARY OF THE PROPOSALS AND BASES FOR EXCLUSION

The first proposal ("**Proposal A**") mandates that "no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE." Proposal A also defines "total compensation." Proposal A is attached hereto as **Exhibit A**.

The second proposal ("**Proposal B**") mandates that the Company create a nomination committee that has a membership with one third of its members being "from the current board of directors who are not officers or executives of the company," one third who are "from the current board of directors who serve as officers or executives of the company" and one third who "shall not be members of the current board of directors but shall be shareholders of the company." Proposal B is attached hereto as **Exhibit B**.

The third proposal ("**Proposal C**") seeks to amend the Company's bylaws to require that, beginning in the year 2004, "there shall be no less than two nominees for each vacant seat on the board of directors" and that nominees "receiving a majority of the votes cast by shareholders shall be elected." Proposal C is attached hereto as **Exhibit C**.

The Company believes that it may exclude the Proposals on both procedural and substantive grounds. Procedurally, the Pitt Proposals may be excluded because they were not timely filed pursuant to Rule 14a-8(e) and because Pitt exceeded the one proposal limitation of Rule 14a-8(c). Substantively, (1) Proposal A may be excluded pursuant to (A) Rule 14a-8(i)(1) because it relates to a matter that is not a proper subject for shareholder action under Michigan law, (B) Rule 14a-8(i)(2) because it violates Michigan law, (C) Rule 14a-8(i)(3) because it violates Rule 14a-9, and (D) Rule

14a-8(i)(7) because it relates to the ordinary business of the Company; (2) Proposal B may be excluded pursuant to (A) Rule 14a-8(i)(1) because it relates to a matter that is not a proper subject for shareholder action under Michigan law and (B) Rule 14a-8(i)(6) because it is beyond the power of the Company to implement; and (3) Proposal C may be excluded pursuant to (A) Rule 14a-8(i)(2) because it violates Michigan law, (B) Rule 14a-8(i)(6) because it is beyond the power of the Company to implement, and (C) Rule 14a-8(i)(3) because it violates Rule 14a-9.

BACKGROUND ON THE SUBMISSIONS BY THE PROPONENTS

On November 27, 2002, the Company received a letter of even date jointly executed by the Proponents (the "**November 27th Letter**"), which contained five shareholder proposals. The November 27th Letter indicated that Standfield was submitting three proposals and that Pitt was submitting two proposals—one in his capacity as Trustee for the benefit of his son (the "**Son Trust**") and the second in his capacity as Trustee for the benefit of his daughter (the "**Daughter Trust**"). The November 27th Letter is attached hereto as **Exhibit D.**

Pursuant to Rule 14a-8(f)(1), by letter dated December 5, 2002 (the "**Notification Letter**"), the Company notified Proponents that each failed to satisfy the eligibility requirements of Rule 14a-8(c) because each had submitted more than one proposal for inclusion in the 2003 Annual Meeting proxy materials. The Notification Letter is attached hereto as **Exhibit E**.

In response to the Notification Letter, Proponents submitted another joint letter dated December 16, 2003 (the "**December 16th Letter**"). The December 16th Letter indicated that Standfield was retaining only Proposal A. Additionally, the December 16th Letter indicated that Pitt was now submitting the two proposals (Proposals B and C), each dated December 16, 2002, that had been originally submitted by Standfield. In the December 16th Letter, the Proponents state that they are submitting revised resolutions with a date of December 16, 2002 and that Pitt has been "substituted" for Darney Standfield, who originally submitted Proposals B and C on November 27, 2002. The "revised" Proposals B and C were submitted by Pitt in his capacity as Trustee of the Daughter Trust and of the Son Trust, respectively. The December 16th Letter is attached hereto as **Exhibit F**.

Although the Company assumed it to be the case, neither Pitt nor Standfield explicitly indicated in the December 16th Letter his intention to withdraw any of the proposals submitted in the joint November 27th Letter. Accordingly, the Company contacted Pitt on December 17, 2002 in order to request, in writing, clarification as to which proposals had been withdrawn. In that conversation and by letter dated December 18, 2002 (the "**December 18th Letter**"), on the letterhead of Mr. Pitt's law firm, the Proponents make clear that Standfield has withdrawn two of his original three proposals and that Pitt has withdrawn both of the proposals that he had originally submitted in his capacity as Trustee of his children's trusts (i.e., the only proposals now submitted by the Proponents are Proposals A, B and C). The December 18th Letter is attached hereto as **Exhibit G**.

All three pieces of (jointly) written correspondence from Proponents to the Company make clear that Pitt and Standfield are working together and are attempting to evade the one proposal limitation set forth in Rule 14a-8(c). They have submitted joint correspondence, fielded calls, and made decisions on behalf of each other and have substituted proposals among themselves. In fact, in the December 16th Letter and the December 18th Letter, Pitt's signature on his "revised" proposals follows a certification of Standfield's stock ownership rather than Pitt's stock ownership as Trustee. Moreover, Pitt acts as Standfield's lawyer in connection with at least one matter and could be so acting in connection with the Proposals. The Company also is entitled to take the position that Standfield and Pitt should be treated as one proponent entitled to only one proposal between them.

REASONS FOR EXCLUSION OF BOTH PITT PROPOSALS

I. The Pitt Proposals may be omitted from the 2003 proxy materials under Rule 14a-8(e) because they were not submitted in a timely manner.

The Pitt Proposals, dated and received by the Company on December 16, 2002, were submitted after the Company's November 27, 2002 deadline for shareholder proposals. Rule 14a-8(e)(2), promulgated under the Exchange Act, requires that companies include in their proxy statements only shareholder proposals "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement release to shareholders in connection with the previous year's annual meeting." The November 27, 2002 deadline for submission of a shareholder proposal for inclusion in the proxy statement for the 2003 Annual Meeting was properly disclosed in the Company's proxy statement dated March 21, 2002, which relates to the Company's 2002 Annual Meeting of Stockholders (the "**2002 Annual Meeting**"). The 2002 Annual Meeting was held on April 24, 2002, and the 2003 Annual Meeting is scheduled to be held on April 17, 2003. The Division routinely permits the exclusion of shareholder proposals that are not received in a timely manner. *See, e.g., The Valspar Corporation* (November 20, 2002) (proposal was six days late); *Carrington Laboratories, Inc.* (March 31, 2000), *Bank of America Corporation* (March 17, 1999), *Transcend Services, Inc.* (February 22, 1999); *Luby's Cafeterias, Inc.* (October 22, 1998).

The fact that Pitt had initially submitted two proposals in a timely manner is not relevant in the instant case. As noted above, Pitt withdrew both of his timely-filed proposals dated November 27, 2002, and he has submitted entirely new (or revised) proposals dated December 16, 2002. In the Division's *Staff Legal Bulletin No. 14* (July 13, 2001), Question E.2. asks, and the Division responds, as follows:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is **actually a different proposal** from the original, the revised proposal could be subject to exclusion under
>
> - rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
>
> - rule 14a-8(e), which imposes a deadline for submitting shareholder proposals. (emphasis added)

Not only has Pitt revised his proposals, he has, in fact, submitted entirely different proposals that should be excluded under Rule 14a-8(e).

Furthermore, the fact that the Company had "notice" of the substance of the Pitt Proposals, since they were originally submitted by Standfield, is irrelevant. In *Duke Energy Corporation* (February 20, 2001), a proposal was submitted by each of proponent and proponent's brother-in-law (proposal 1 and proposal 2, respectively). The company believed that the individuals were acting in concert and requested them to withdraw one proposal pursuant to Rule 14a-8(c). Although they disagreed with the company, the proponent and her brother-in-law withdrew proposal 1. The company then informed the proponent and her brother-in-law that proposal 2 was moot. In response, and after the deadline for submission of proposals to the company had passed, the proponent and her brother-in-law withdrew proposal 1 and requested that the company "reinstate" proposal 2. The company argued, and the Division concurred, that the "reinstated" proposal 2 was untimely and could be excluded under Rule 14a-8(e). The Division noted "in particular that the proponent withdrew the proposal, and attempted to re-submit the proposal after the 120-day deadline for submitting proposals." *See also IBP, Inc.* (January 19, 2000) (proposal excludable for being received after deadline even though proponent had notified company prior to deadline of intent to submit proposal). The Division has historically interpreted Rule 14a-8(e) by using a mechanical application of submission deadlines. The Division has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline. *See Guest Supply, Inc.* (October 20, 1998); *EG&G, Inc.* (December 23, 1997) (each one day late).

Based on the foregoing, the Company believes that both Pitt Proposals may be omitted from the

2003 proxy materials under Rule 14a-8(e) because they were not submitted in a timely manner.

II. The Pitt Proposals may be omitted from the 2003 proxy materials under Rule 14a-8(c) because Pitt, in his capacity as the Trustee of Son Trust and Daughter Trust, has violated the one proposal rule.

In the event that the Division disagrees with the Company's view that the Pitt Proposals are untimely, the Company further believes that the Pitt Proposals may be excluded under Rule 14a-8(c), which provides that a stockholder may request only one proposal for inclusion in a company's proxy materials. Pitt violated Rule 14a-8(c) because he has submitted two distinct proposals. Pursuant to Rule 14a-8(f)(1), the Notification Letter notified Pitt that he failed to satisfy the eligibility requirements of Rule 14a-8(c) because he submitted more than one proposal for inclusion in the 2003 Annual Meeting proxy materials. The Notification Letter referred Pitt to the one proposal limitation set forth in Rule 14a-8(c) and advised him that he had 14 days to correct this procedural error as required by Rule 14a-8(f). The Notification Letter was sent via Federal Express to the address indicated on the Proponents' incoming correspondence to the Company. As noted above, Pitt withdrew both of his proposals, but he resubmitted two new (revised) proposals.

The Pitt Proposals were submitted by Michael L. Pitt as follows:

Proposal B	Proposal C
/s/Michael L. Pitt Michael L. Pitt, Trustee U/A September 23, 1982 Albert Pitt Settlor, F/B/O Meagan Pitt	/s/Michael L. Pitt Michael L. Pitt, Trustee U/A September 23, 1982 Albert Pitt Settlor, F/B/O Jared Pitt

According to Pitt, Jared Pitt is his son and Meagan Pitt is his daughter. In the November 27th Letter,[1] Pitt states, "I am the registered holder of 75 shares of DTE common stock held for the benefit of my son, Jared Pitt. The company's stock dividend plan holds 245.277 shares under my name for the benefit of my son Jared Pitt." Pitt further states in the November 27th Letter, " I am the registered holder of 75 shares of DTE common stock held for the benefit of my daughter, Meagan Pitt. The company stock dividend plan holds 245.277 shares under my name for the benefit of Meagan Pitt."

[1] However, in both the December 16 Letter and the December 18 Letter, Pitt's signature on his "revised" proposals follows a certification of Standfield's stock ownership rather than Pitt's stock ownership as Trustee.

In adopting the predecessor to Rule 14a-8(c), Rule 14a-8(a)(4), the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but it held out the promise of "no-action" letters as a safeguard. *See Exchange Act Release No. 12999* (November 22, 1987). Accordingly, the Division has consistently taken a no-action position when confronted with reasonable evidence of the use of such tactics. Moreover, the Division has indicated that proponents will be treated as one proponent for purposes of the one-proposal limit when an issuer establishes that one proponent is the "alter ego" of another proponent or that one proponent possesses "control" over the shares owned of record or beneficially owned, by another proponent. *See Trans World Corp.* (February 5, 1981). Under the Commission's rules, the presence of influence, not control, domination or the ability to rule proponents, is a prerequisite to omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. The Division has found that shares under common control, such as beneficial owners and their record owners, tenants in common and joint tenants, are entitled to only one proposal by those persons controlling shares. In the instant case, it is clear that Pitt controls the shares of Company stock held in the trusts for the benefit of his children; as noted below, the fact that there is a separate trust for each of Pitt's children is irrelevant to the issue of control of the securities by Pitt.

In *Stone & Webster, Inc.* (March 3, 1995), several proposals submitted by a trust were found excludable on the ground that the beneficial owners of the shares were nominal proponents acting on behalf of, under the control of, or as the alter ego of the trust. Furthermore, in *Stone & Webster*, one person controlled the trust and the trust participants were family members or did business with each other. The company argued that although the trust participants retained economic interests in the trust, the trust and the person controlling the trust had voting control over the shares. The company also brought attention to the fact that the proposals were in the same format and on the same letterhead. In the instant case, Pitt does not indicate that the Pitt Proposals are being submitted by his children. Instead, Pitt, who controls the trusts, has used his status as Trustee to circumvent the one proposal limitation of Rule 14a-8(c).

Further, it seems clear that Pitt, under Rule 13d-3(a) of the Exchange Act, is the beneficial owner of all the shares held in Son Trust and Daughter Trust. Under Rule 13d-3(a), a person who has voting power (including the power to vote or direct the voting of shares) and investment power (including the right to dispose or direct the disposition of the shares) is the beneficial owner of the securities. The beneficial owner of a nucleus of securities, however held, should only be entitled to one proposal under Rule 14a-8 with respect to such securities. In the instant case, it should be noted that although the trust participants (Pitt's children) may retain economic interests in the trust, Pitt, as Trustee, has voting and disposition control over the shares and, therefore, is the beneficial owner of the shares under Rule 13d-3. Finally, the Pitt Proposals were in the same format and submitted under one letter on the same letterhead.

Similarly, in *Banc One Corp.* (February 2, 1993), the Division took a no-action position with respect to omission of proposals submitted by nominal proponents who were recruited, but not controlled, by a single proponent. In *TPI Enterprises, Inc.* (July 15, 1987), the Division took a no-action position with respect to omission of proposals apparently orchestrated by a single proponent. Furthermore, it does not matter that proponents may technically be separate legal entities or persons. In *Occidental Petroleum Corp.* (March 27, 1984), the Division took a no-action position in the situation in which an actual proponent and the nominal proponents were independent shareholders. *See generally Dominion Resources, Inc.* (February 24, 1993) (no-action position taken where proposals were coordinated by a single proponent); *TPI Enterprises, Inc.* (July 15, 1987) (no-action position taken where several proposals were "master minded" by a single proponent); *Texas Instruments Inc.* (January 19, 1982) (proposals submitted by proponent, his daughter, a corporation and a foundation were sufficiently related to be considered proposals of a single proponent).

Because the factors relevant to establishing a status of "alter ego" or "control" and "influence" are peculiarly within the knowledge of the proponents, it is difficult for a registrant to meet such a burden. However, in this case, the factors are evident as the Company demonstrates above. Based on precedent and the facts set out by the Company, the necessary relationship between Pitt, as Trustee, and the two trusts for the benefit of Pitt's children, justify limiting Pitt to one proposal. If the Division were to find that a person could submit proposals for any number of trusts for which it served as trustee, the likelihood of abuse would be high. A person with $10,000 in stock could establish five revocable trusts for the benefit of nominal beneficiaries, each with a corpus of $2,000 in securities, name himself trustee and submit five proposals instead of the one proposal permitted.

The Division has historically taken the position that a company may exclude multiple shareholder proposals based upon a proponent's failure to abide by the proxy rules governing shareholder proposals. The Company believes that because it delivered the Notification Letter in a timely manner and with adequate notice of the deficiency, and Pitt failed to limit his submission to one proposal, as required by Rule 14a-8(c), and the 14-day period for correction of a procedural deficiency has expired, the Company may exclude both proposals under Rule 14a-8(c) and Rule 14a-8(f)(1). *See, e.g., McDonald's Corporation* (March 13, 2002); *The McGraw-Hill Companies, Inc.* (October 22, 2001); *Target Corporation* (March 12, 2001); *Saks Inc.* (January 11, 2001); *Johnson & Johnson* (January 11, 2001).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL A

I. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(1) because it mandates action by the Company's board of directors in contravention of Michigan law.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(1), which permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As set forth below, Proposal A is not a proper subject for action by the Company's shareholders under the laws of Michigan, the jurisdiction of the Company's organization, and, therefore, may be excluded from the Company's 2003 proxy materials.

Section 501 of the Michigan Business Corporation Act (the "**MBCA**") states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," except as otherwise provided in the MBCA or the company's articles of incorporation. Neither the MBCA nor the Company's restated articles of incorporation otherwise delegate the board of directors' authority in any way relevant to Proposal A's mandate. Proposal A is drafted in mandatory and not precatory terms, and, as such, it would require actions to be taken by the Company that Michigan law reserves to the judgment of the Company's board of directors.

The Division has historically concurred in the exclusion of proposals that mandate company action in contravention of state law pursuant to Rule 14a-8(i)(1) (and its predecessor, Rule 14a-(c)(1)). *See, e.g., Kmart Corporation* (March 27, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Michigan law); *The Southern Company* (March 9, 2002) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Pancho's Mexican Buffet, Inc.* (December 8, 2000) (proposal affirmed to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Cincinnati Bell Inc.* (February 9, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Ohio law). As with the instant case, the Commission has stated that "[p]roposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See Exchange Act Release No. 34-12999* (November 22, 1976). *See also,* Note to paragraph Rule 14a-8(i)(1).

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal A is excludable pursuant to Rule 14a-8(i)(1) because it mandates action reserved to the board of directors under Michigan law, and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

II. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(7) because it relates to issues of general compensation and therefore is a matter of ordinary business.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(7), which permits the omission of a proposal that relates to a company's ordinary business operations. Proposal A mandates that "**no officer** of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE." (emphasis added). As of December 15, 2002, the Company and its affiliates have approximately 60 officers, including many non-senior executives. Accordingly, because Proposal A has a very broad application reaching numerous non-senior executive employees of the Company, it deals with matters of general employee compensation.

The Division has historically distinguished between proposals relating to executive compensation, which are not excludable under Rule 14a-8(i)(7), and proposals relating to a broader group of employees, which are excludable as relating to general compensation matters. The Division has made clear that it will concur in the exclusion of proposals that are not clearly limited to *executive* officers because such proposals effectively relate to general compensation matters. Recently, the Division found a proposal to be excludable under Rule 14a-8(i)(7), as reaching beyond executive compensation matters, because it requested "an increase of three per cent of the annual basic salary of the Chairman and **other officers**, for every position increase in the ranking of the world's largest energy companies, measured by their market value." *See Phillips Petroleum Company* (March 13, 2002). Another recently excluded proposal called for the company to cease granting "further salary or bonus increases to **any corporate officer**" until the company demonstrated the ability to return to a position of profitability. (emphasis added) *See El Paso Energy Corporation* (March 8, 2001). Finally, in *Milacron Inc.* (January 24, 2001), a proposal recommending "that the board of directors consider reducing the base salaries of **all Officers and top management** . . . ." (emphasis added). The Division found that the proposal was excludable under Rule 14a-8(i)(7) because it reached beyond executive compensation matters. *See also Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal that would limit the yearly percentage increase of the "top 40 executives" found excludable as relating to the company's ordinary business); *Xerox Corporation* (March 25, 1993) (proposals pertaining to general compensation not focused on senior executive officers are excludable as relating to the conduct of the company's ordinary business operations); *Executive Compensation Disclosure, Exchange Act Release No. 34-30851* (June 23, 1992) (providing that the distinction between executive officer compensation and general compensation is that executive compensation has significant policy implications).

The Proposal's reference simply to "no officer" would extend application of Proposal A well beyond the Company's "executive officers." As noted above, Proposal A would likely be applicable to approximately 60 employees that are "officers" of the Company and its affiliates. Accordingly, the Company believes that Proposal A relates to general compensation and is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. Proposal A may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it could cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that could, if implemented, cause the company to violate a state, federal or foreign law to which it is subject. In the past, the Division has not recommended enforcement action in connection with the exclusion of a shareholder proposal if such proposal could cause a company to breach existing compensation or severance agreements or arrangements. *See Phillips Petroleum Company* (March 13, 2002) (proposal relating to "an increase of three per cent of the annual basic salary of the chairman and other officers" would have breached existing employment contracts found excludable under Rule 14a-8(i)(2)); *NetCurrents, Inc.* (June 1, 2001) (proposal relating to the creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation found excludable pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it could cause the company to breach employment agreements or other contractual obligations); *International Business Machines Corp.* (December 15, 1995) (proposal seeking to reduce the compensation of three executive officers found excludable based on the illegality of any attempt by the company to make unilateral modifications to existing contracts in connection with the proposal).

Proposal A mandates that the total compensation of all officers be limited to an amount set forth in Proposal A. If implemented, Proposal A could cause the Company to breach its obligations under existing employment and change-in-control severance arrangements made under its various incentive, compensation and retirement plans for officers. The Company has entered into agreements with certain employees of the Company that may require payments in excess of the limitations provided in Proposal A. Proposal A could alter or amend employees' binding compensation and severance arrangements and expose the Company to potential litigation. These employment agreements entitle such employees to base salaries, bonuses, participation in other benefits plans and various other forms of compensation. While some of these benefits have a discretionary component, the Company must determine any amounts payable in good faith and in a manner consistent with the expectations of the parties at the time the agreements were executed. If Proposal A were to be approved by the Company's shareholders, the Company could be forced to violate state law by breaching its obligations to the parties under the various employment and/or change-in-control severance agreements. The Company's proxy statement, dated March 21, 2002, discusses certain of these agreements in greater detail.

Based on the forgoing and the Michigan Opinion, the Company believes that Proposal A may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, Proposal A could cause the Company to breach existing contracts and thereby violate Michigan law.

IV. Proposal A may be omitted from the 2003 proxy materials under Rule 14a-8(i)(3) because it contains vague and misleading statements in violation of Rule 14a-9.

The Company believes that Proposal A may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(3), which permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material.

Proposal A's supporting statement (entitled "Rationale") states that "[t]he average total compensation for an entry-level employee of DTE in the year 2003 . . . was approximately $19,000.00." Standfield does not provide a basis for this statement or the compensation amount noted therein. This statement presents at least three instances of false or misleading information. First, since 2003 has not yet occurred, there is no way to determine any level of compensation for that year. Second, even if Standfield meant to reference the year 2002, it is not possible from the language of the proposal to know how to calculate average salary during the year (e.g., is it determined as an average of high and low during the year, on the last day of the year or on some other basis, does it include benefits or other perquisites?). Third, the reference to an "entry-level employee" is vague and misleading because the term is indeterminate as to its applicability. It is unclear whether Standfield makes reference to the Company's lowest paid employee, the least experienced member of each of the Company's many divisions and teams or a particular class of employees without reference to longevity of employment. Given the vagueness of the term "entry-level employee" and the timing of the calculation, Standfield's apparent attempt to make a prospective calculation for the year 2003, Proposal A is false and misleading. The statements in the Rationale section of Proposal A are incorrect and without basis.

Additionally, Proposal A seeks to limit compensation of officers at companies "related" to the Company. It is unclear what entities are related. Does it mean "affiliated," as defined under the securities laws, or wholly-owned subsidiaries? Are joint-ventures or minority interest investments "related"? Does Proposal A extend to entities with whom Company does significant business with or with which the Company insiders may have a relationship? Given the vagueness of the term "related," shareholders cannot gauge the breadth of the limitations that they are being asked to approve.

Finally, Proposal A indicates that total compensation includes "deferred compensation plans (DCP)." Participation in the deferred compensation plan does not entitle participants to additional compensation, but, rather, it allows participants to defer previously earned compensation pursuant to the terms of the plan. By including the deferred compensation plan in the definition of total compensation, Proposal A sets forth various forms of compensation, some of which are, in fact, not additional compensation. As a result, it is unclear whether any compensation placed in the deferred compensation plan would be double-counted by Proposal A in determining if the stated amount limitations have been met.

In *AT&T Corp.* (March 7, 2002), the Division found that a proposal requesting the "implementation of a plan that will be in effect 'until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably,' and shareholders vote to end the plan" to be vague and thus excludable under Rule 14a-8(i)(3). In *Abbott Laboratories* (January 29, 2002), the Division found that a proposal that requested that the board of directors "grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits for the Chief Executive Officer and its four other most highly paid executive officers, if it or any of its subsidiaries paid any fine in excess of ten millions (sic) dollars" was vague and thus excludable under Rule 14a-8(i)(3). In *IDACORP, Inc.* (September 10, 2001), a proposal to amend the company's certificate of organization to provide for shareholder "recall" of members of the board of directors, and which set forth "particulars" and procedures for the recall of board members, was found to be excludable under Rule 14a-8(i)(3). The Division has historically permitted exclusion of proposals that were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon." *See, e.g., Philadelphia Electric Company* (July 30, 1992) and *Nynex Corporation* (January 12, 1990). As with the letters cited above, the terms of Proposal A are so vague that shareholders and the Company would not be able to determine what limitations are being set and to whom the limitations are being applied. The imprecision of Proposal A's terms would make the Proposal impossible to implement if adopted. Accordingly, the Company believes that Proposal A may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL B

I. Proposal B may be omitted from the 2003 proxy materials under Rule 14a-8(i)(1) because it mandates action by the Company's board of directors in violation of Michigan law.

A. Proposal B Relates to Matters Reserved to the Board of Directors

The Company believes that Proposal B may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule14a-8(i)(1), which permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As set forth below, Proposal B is not a proper subject for action by the Company's shareholders under the laws of Michigan, the jurisdiction of the Company's organization and, therefore, may be excluded from the Company's 2003 proxy materials.

Section 501 of the MBCA states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," except as otherwise provided in the MBCA or the company's articles of incorporation. Neither the MBCA nor the Company's articles of incorporation diminish the authority of the Company's board of directors with respect to the composition of the committees to which the board delegates its authority. Proposal B is drafted in mandatory and not precatory terms, and as such it would require actions to be taken by the Company that Michigan law reserves to the judgment of the Company's board of directors.

The Division has historically concurred in the exclusion of proposals that mandate company action in contravention of state law pursuant to Rule 14a-8(i)(1) (and its predecessor, Rule 14a-(c)(1)). *See, e.g., Kmart Corporation* (March 27, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Michigan law); *The Southern* Company (March 9, 2002) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Pancho's Mexican Buffet, Inc.* (December 8, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Delaware law); *Cincinnati Bell Inc.* (February 9, 2000) (proposal found to be excludable because it mandated action by the board of directors in contravention of Ohio law). Promulgating principles applicable to the instant case, the Commission has stated that "[p]roposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." *See Exchange Act Release No. 34-12999* (November 22, 1976). *See also* Note to paragraph Rule 14a-8(i)(1).

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal B is excludable pursuant to Rule 14a-8(i)(1) because it mandates action reserved to the board of directors under Michigan law, and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

B. Proposal B Violates Section 527 of the MBCA

Section 527 of the MBCA provides that "[u]nless otherwise provided in the articles of incorporation or bylaws, the board may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation. The board may designate 1 or more directors as alternate members of a committee, who may replace an absent or disqualified member at a meeting of the committee." (emphasis added). Neither the Company's articles of incorporation nor its bylaws provide otherwise. Section 527 further provides that a board committee, and each member thereof, shall serve at the pleasure of the board. Under Section 528 of the MBCA, a committee designated pursuant to Section 527, to the extent provided in the resolution of the board or in the bylaws, may exercise all powers and authority of the board in management of the business and affairs of the corporation. The express language of Sections 527 states that board committees can be comprised of only "directors of the corporation." Additionally, the basic tenets of corporate law and a director's right to protection for decisions based on an informed business judgment make clear that a board cannot delegate its authority to non-directors that are not charged with the fiduciary and other duties imposed on board members. As noted above, Section 501 states that the "business and affairs of a corporation shall be managed by or under the direction of its board of directors," and Section 528 provides that a board committee may exercise all powers and authority delegated under Section 501.

Proposal B calls not for an advisory committee, but rather a fully empowered board committee created pursuant to state law and Article II of the Company's bylaws. The implementation of Proposal B would require the board of directors to create a committee of the board that includes non-board members in violation of Section 527 of the MBCA, the board's express, statutory authority with respect to the composition of board committees. Furthermore, the implementation of Proposal B would require the board of directors to delegate power to non-board members, in violation of Sections 501 and 528 of the MBCA. Additionally, a board that has delegated power to a non-board member is at risk of breaching its duties to the corporation and shareholders, as well as losing the protections of the business judgment rule. Based on the foregoing and the Michigan Opinion, the Company believes that Proposal B is excludable pursuant to Rule 14a-8(i)(1) because it violates Michigan law and, accordingly, is not a proper subject for action by the Company's shareholders under state law.

II. Proposal B may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Company is a Michigan corporation and is subject to the MBCA. Under the MBCA and the bylaws of the Company, the board of directors is permitted to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the Company's nomination committee (the "Nomination Committee") must be members of the board of directors. As required by the MBCA and the bylaws, directors of the Company are elected by the stockholders at their annual meeting. Thus, the Company lacks the power to implement Proposal B because the Company's board cannot guarantee either that "directors who are not officers or executives of the company" or "directors who are officers or executives of the company" will be elected or that a sufficient number of such directors will be elected to staff the Nomination Committees as prescribed by Proposal B. Currently, the Chairman of the Board is the only officer on the Company's board of directors. The inability to guarantee election results served as a basis of excluding proposals in *Farmer Bros. Co.* (October 15, 2002) and *Dendrite International, Inc.* (March 20, 2002). In *Farmer Bros. Inc.* a proposal seeking to amend the company's bylaws to create a procedure to have a majority of the board of directors be "independent," to form board committees composed entirely of independent directors and to allow for cumulative voting in board elections was found excludable by the Division under Rule 14a-8(i)(6). In *Dendrite International*, a proposal requesting that Dendrite establish a nominating committee composed entirely of independent directors was found excludable under Rule 14a-8(i)(6). *See also, General Electric Company* (February 4, 2002); and *Bank of America Corporation* (February 20, 2001).

In *AT&T Corp.* (February 13, 2001), a proposal recommending that key board committees transition to and "then maintain" directors meeting certain criteria was found excludable under Rule 14a-8(i)(6) as beyond the power of the board of directors to implement. In that letter, the Division stated that in "[its] view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." Similarly, in *Ameritech Corp.* (December 29, 1994), a proposal requested that the corporation establish a new board committee and select a chairperson who possessed three particular attributes. In reaching its decision not to recommend enforcement action if the company omitted the proposal from its proxy materials in reliance on Rule 14a-8(c)(6) (the predecessor to Rule 14a-8(i)(6)), the Division noted that because the board of directors could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria. Proposals requiring that board committee members possess certain characteristics are excludable under a long-standing Division interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. *See, e.g., US West, Inc.* (December 22, 1993);

American Telephone & Telegraph Co. (December 13, 1985).

As was the case in *AT&T Corp.* and *Ameritech*, the Company cannot ensure that stockholders will elect a sufficient number of directors to impanel the Nomination Committee in a manner that meets the requirements of Proposal B. Accordingly, the Company would "lack the power . . . to implement the proposal." It should be further noted that Proposal B does not call for a transition period, nor is its implementation qualified "to the extent possible."

Additionally, the Company's practice is that its nomination committee shall be composed entirely of outside directors, which is also consistent with the corporate governance rule proposals, approved by the New York Stock Exchange ("**NYSE**") (on which the Company is listed) August 1, 2002, and submitted for Commission approval on August 16, 2002. Accordingly, if the NYSE's proposed rules are adopted, as they are expected to be, the Company could not simultaneously comply with NYSE rules (and thereby maintain its NYSE listing) and implement Proposal B.

For these reasons, the Company believes that it may properly exclude Proposal B pursuant to Rule 14a-8(i)(6).

ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL C

I. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that could, if implemented, cause the company to violate a state, federal or foreign law to which it is subject. It is well accepted that the powers and authorized actions of a Michigan corporation are determined by the laws of the State of Michigan, particularly the MBCA, and the corporation's articles of incorporation and bylaws. While the articles of incorporation and bylaws may be altered, amended or repealed, once legally adopted, a corporation is legally bound to follow their terms. *See generally* 6 Mich. Civ. Jur. Corporations § 54 ("The officers of a corporation are not at liberty to depart from or ignore the plain and reasonable requirements of the bylaws." (citing *Cole v. Southern Michigan Fruit Ass'n*, 260 Mich. 617, 245 N.W. 534 (Mich. 1932)).

Section 2 of Article II ("**Bylaw Section 2**") of the Company's current bylaws states that "[w]henever any **vacancy** shall occur in the Board of Directors by death, resignation, or any other cause, **it shall be filled** without undue delay by a majority vote of the remaining members of the Board of Directors. . . ." (emphasis added). A complete copy of Bylaw Section 2 is attached hereto as **Exhibit H**.

Proposal C, a mandatory bylaw amendment, states that it is "an amendment to **Article II, §3** of the bylaws...." (emphasis added). Read literally, Proposal C would amend Section 3 of Article II ("**Bylaw Section 3**") of the Company's bylaws to require that "there shall be no less than two nominees for each **vacant seat** on the board of directors" from which nominees shall be elected by a majority vote of the shareholders (emphasis added). A complete copy of Bylaw Section 3 is attached hereto as **Exhibit H**. Proposal C, however, does not contemplate any amendment, alteration or repeal of Bylaw Section 2 and does not clearly contemplate being effective only in those circumstances in which the seat would have historically been filled by a vote of shareholders. In a recent teleconference, *"Shareholder Proposals: What to Expect in the 2002 Proxy Season"* (November 26, 2001), the Associate Director (Legal) of the Division emphasized the importance of the precise nature in which a proposal should be drafted. The Associate Director (Legal) stated that in analyzing a proposal, "you really need to read the **exact wording** of the proposal . . . We really wanted to explain that to folks. And we took a lot of time to make it very, very clear in Staff Legal Bulletin 14 and it should help everybody." (emphasis added). In short, proposals must be drafted with precision. Proposal C is not drafted with the requisite precision.

As drafted, Proposal C, if adopted, would amend the bylaws such that new Bylaw Section 3 would be **directly contrary** to Bylaw Section 2. Furthermore, any action taken under new Bylaw Section 3 by the Company and its directors or officers would result in a breach of Bylaw Section 2 in violation of Michigan law. To the extent that Bylaw Section 2 and new Bylaw Section 3 of the bylaws would conflict, the Company's board of directors would be unable to exercise the rights and powers provided to corporations pursuant to the Michigan law. *See* MBCA Section 261.

The bylaws are the means by which a board, constituted of various individuals, executes its statutorily granted powers. *See* MBCA, Section 261 ("A corporation, subject to any limitation provided in this act, in any other statute of this state, or in its articles of incorporation, shall have power in furtherance of its corporate processes to . . . (d) Adopt, amend or repeal by laws . . . relating to the business of the corporation, the conduct of its affairs, its rights and powers and the rights and powers of its shareholders, directors or officers. . . ."). Once bylaws are enacted, the board of directors must, like a legislature, amend or revise their content through procedures set forth in the articles of incorporation and state law. For a corporation to act in contravention of its bylaws is to expose its directors and officers to legal and equitable remedies, including injunctions for acting outside of corporate authority. In other contexts, the Division has concurred with the exclusion of a shareholder proposal if such proposal could cause a company to violate non-statutory or common laws, such as a proposal resulting in the breach of an existing contract. *See Phillips Petroleum Company* (March 13, 2002) (proposal relating would have breached existing employment contracts found excludable under Rule 14a-8(i)(2)) and *NetCurrents, Inc.* (June 1, 2001). The fact that these proposals would expose the subject companies to legal action under state law was sufficient to establish a basis for exclusion under Rule 14a-8(i)(2). In the instant case, it appears clear that any action under new Bylaw Section 3, without any amendment to Bylaw Section 2, could expose the Company to legal action.

Additionally, Proposal C is distinguishable from otherwise similar proposals that have been found by the Division to be includable under Rule 14a-8(i)(2). *See Storage Technology Corporation* (April 1, 2002) (proposal requesting that the board amend the bylaws to require the nominating committee to nominate a minimum of two candidates for each directorship to be filled by the voting of stockholders at the annual meetings not excludable under Rule 14a-8(i)(2)) and *Peoples Energy Corporation* (November 26, 2001) (proposal urging the board to take the necessary steps to nominate at least two candidates for each directorship to be filled by voting of shareholders at the annual meeting not excludable under Rule 14a-8(i)(2)); and *SBC Communications, Inc.* (March 16, 2001). In these no-action letters, the proposals sought two nominees for each directorship to be filled by the voting of stockholders at the annual meetings, not vacancies that may arise from time to time on the board of directors. Further, these proposals were not mandatory, but rather were precatory in nature. Proposal C is a mandatory bylaw, which would become effective upon the vote of a majority of the Company's shareholders.

Based on the foregoing and the Michigan Opinion, the Company believes that Proposal C may be omitted from the proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, Proposal C could cause the Company to breach its bylaws and thereby violate Michigan law.

II. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The arguments presented under "ADDITIONAL REASONS FOR EXCLUSION OF PROPOSAL C—II. Proposal C may be omitted from the 2003 proxy materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate state law" are incorporated herein by reference and shall serve as a part of this argument.

As noted above, Proposal C, if adopted, would amend Bylaw Section 3 of the bylaws in a manner that is directly contrary to Bylaw Section 2. Further, any action taken under new Bylaw Section 3 by the Company and its directors or officers would result in a breach of Bylaw Section 2. The bylaws are the means by which a board, constituted of various individuals, executes its statutorily granted powers. Once bylaws are enacted, the board of directors must, like a legislature, amend or revise its content through procedures set forth in the articles of incorporation and state law. For a corporation to act in contravention of its bylaws is to expose its directors and officers to legal and equitable remedies, including injunction for acting outside of corporate authority. The Division has historically agreed that proposals that would result in the violation of the law, illegal activity, a breach of existing legal obligations may be excludable under Rule 14a-8(i)(2) as beyond a company's authority to implement. *See e.g., PNC Bank Corp.* (January 13, 1998) (proposal would cause a violation of state statutory and common law); *Liz Claiborne, Inc.* (March 18, 2002); *Kroger Co.* (April 21, 2000); and *Whitman Corporation* (February 15, 2000).

Accordingly, if Proposal C were adopted, the Company would "lack the . . . authority to implement the proposal" as any action taken pursuant to new Bylaw Section 3 could be inconsistent with Bylaw Section 2 and, therefore, in violation of the Company's bylaws. For these reasons, the Company believes that it may properly exclude Proposal C pursuant to Rule 14a-8(i)(6).

III. Proposal C may be omitted from the 2003 proxy materials under Rule 14a-8(i)(3) because it is vague and misleading in violation of Rule 14a-9.

The Company believes that Proposal C may properly be omitted from the Company's 2003 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3), which permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. Proposal C is drafted so imprecisely that neither the Company nor its shareholders can determine what is being proposed by Pitt in Proposal C.

There appear to be at least three possible interpretations for <u>what Pitt intends Proposal C to mean</u>:

1) As argued above, read literally, Proposal C seeks to replace the method by which all vacancies on the board of directors are currently filled pursuant to Bylaw Section 2;

<<or>>

2) Proposal C seeks to fill only those vacancies not required to be filled pursuant to Bylaw Section 2, which includes a proviso that states that no vacancy need be filled if, after such vacancy occurs, the number of directors remaining on the board of directors shall not be less than a majority of the entire board if there were no vacancies;

<<or>>

3) Proposal C may not apply in any manner to vacancies (as referenced in Bylaw Section 2), but, rather, applies to the nomination of directors in the normal course of elections as provided in current Bylaw Section 3.

In addition to these possible interpretations, it is unclear whether Proposal C would replace Bylaw

Section 3 in its entirety or would be an addition to Bylaw Section 3.

The Division has historically permitted exclusion of proposals that were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so vaguely worded that the shareholders cannot fairly be expected to know what they are voting upon." *See, e.g., Philadelphia Electric Company* (July 30, 1992); *Nynex Corporation* (January 12, 1990). In the instant case, Proposal C is so vague and indefinite that the Company and its shareholders cannot fairly be expected to know what they are being asked to approve. Accordingly, the Company believes that Proposal C may be omitted from the proxy materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposals may be excluded from the Company's proxy materials for the 2003 Annual Meeting. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Division by January 25, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-309-1246 or, in his absence, Andrew A. Gerber at 704-378-4718.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Richard L. Harden

cc: Darney Standfield
Michael L. Pitt, as Trustee f/b/o Jared Pitt and Meagan Pitt

ANNEX I

LAW OFFICES
HONIGMAN MILLER SCHWARTZ AND COHN LLP
2290 FIRST NATIONAL BUILDING
660 WOODWARD AVENUE
DETROIT, MICHIGAN 48226-3583
FAX (313) 465-8000

TELEPHONE: (313) 465-7000
FAX: (313) 465-8000

LANSING, MICHIGAN
BINGHAM FARMS, MICHIGAN

December 23, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: ***DTE Energy Company***

Ladies and Gentlemen:

We have acted as special Michigan counsel to DTE Energy Company, a Michigan corporation (the "Company"), in connection with several proposals (the "Proposals") by Darney Stanfield and Michael L. Pitt, as trustee of two trusts for the benefit of his children, shareholders of the Company, which they have requested be included in the proxy statement of the Company for its 2003 annual meeting of shareholders.

At the request of the Company, we have reviewed the letter, dated December 23, 2002 (the "H&W Letter"), submitted by Hunton & Williams on behalf of the Company to the Securities and Exchange Commission with regard to the Proposals. In our opinion, the conclusions expressed in the H&W Letter with respect to the laws of the State of Michigan are correct. We consent to the reliance of Hunton & Williams on this letter in connection with the H&W Letter.

Very truly yours,

Honigman Miller Schwartz and Cohn LLP

HONIGMAN MILLER SCHWARTZ AND COHN LLP

CZM/LZM/DZF

DET_B\355291.3

EXHIBIT A

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

EXHIBIT B

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT
C

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT
D

November 27, 2002

Ms. Susan Beal
Corporate Secretary
DTE Energy Corporation
Edison Plaza Building
Detroit, Michigan 48226

Re: Five Shareholder Resolutions

Dear Ms. Beal:

In accordance with the company's bylaws and the regulations of the Securities & Exchange Commission, we request that the company include these five resolutions, dated November 27, 2002, to be included in the proxy statement for the 2003 Annual Meeting of the shareholders and that all necessary steps be taken to ensure that the shareholders are permitted to vote in these resolutions.

Yours truly,

Darney Standfield
15330 Warwick
Detroit, Michigan 48223

Michael L. Pitt
8019 Concord
Huntington Woods, Michigan 48070

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING THE ESTABLISHMENT OF RETIREE BENEFIT REVIEW COMMITTEE - NUMBER TWO

1. RETIREE BENEFIT REVIEW COMMITTEE

A. Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a retiree benefit review committee ("committee") which shall report directly to the board of directors.

The functions of this committee shall be to:

1. Review all current retirement plan terms and benefit levels and issue a report with findings and recommendations for change of the retirement benefit plan terms.

2. Assist in the development of modification of the retirement plans as requested by the board of directors.

3. Provide advice to the board of directors regarding any employment programs, including enhanced retirement options which serve as an incentive for voluntary termination of employees and which may materially affect the financial status of the retirement plan.

4. Provide expert independent accounting and actuarial advice, as deemed necessary by the committee, to the board of directors regarding the impact on the financial status of the retirement plan which may result from a modification of the retirement plan and benefit levels, the adoption of enhanced retirement options as an incentive for voluntary termination of employees or the adoption of employment policies which may materially affect the financial status of the retirement plan. The board shall pay all costs of the independent accounting and actuarial advice.

5. Act as liaison between the company's retirees and the corporation

2. RATIONALE

As a result of the merger with MCN Energy, the corporation experienced restructuring charges of $241 million in 2001, primarily associated with a workforce reduction plan. The plan included early-retirement incentives along with voluntary separation arrangements for 1,186 employees. Approximately $215 million of the restructuring costs have been or will be paid from retirement plans. There is a risk that the utilization of retirement benefits to secure voluntary termination of employees may materially affect the financial status of the company's retirement plans. The retirement benefit review committee will provide oversight to ensure that management does not misuse or over-utilize retirement plan funds in order to accomplish certain management objectives. The committee should be able to obtain independent auditing advice to ensure the impartiality of the auditing advice obtained by management.

3. SHAREHOLDER CERTIFICATION

I am the registered holder of 75 shares of DTE common stock held for the benefit of my son, Jared Pitt. The company's stock dividend plan holds 245.277 shares under my name for the benefit of Jared Pitt. I intend to continue to hold these shares through the 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

Michael L. Pitt

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: November 27, 2002

DTE SHAREHOLDER RESOLUTION REGARDING SHAREHOLDER TRUST AND SATISFACTION INCENTIVE - NUMBER THREE

1. SHAREHOLDER TRUST AND SATISFACTION INCENTIVE

Beginning in the year of 2004, all officers of DTE, or any related company, shall receive a written annual evaluation which includes an evaluation of the officers performance criteria known as "shareholder trust and satisfaction". This criteria shall be developed by the organization compensation committee of the board of directors and shall be weighted at no less than 10% of the overall annual performance evaluation of the officer. No annual incentive compensation awards and payments pursuant to the AIP, SIP or DCPs shall be paid to any officer unless he or she demonstrates satisfactory performance on this criteria.

2. RATIONAL

The recent revelations regarding the mismanagement of major American corporations dramatically illustrate the need for officers to be accountable for shareholder trust and satisfaction. Officer decisions which are made in the best interests of the shareholders, prompt and complete communication of major developments to shareholders and the communication of factual, accurate and understandable financial data are necessary to ensure shareholder trust and satisfaction. This resolution requires all officers, including those officers serving on the board of directors, to meet this objective in order to receive incentive compensation awards and payments pursuant to company incentive plans.

3. SHAREHOLDER CERTIFICATION

I am the registered holder of 75 shares of DTE common stock held for the benefit of my daughter, Meagan Pitt. The company stock dividend plan holds 245.277 additional shares under my name for the benefit of Meagan Pitt. I intend to continue to hold these shares through the 2003 meeting of DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

Michael L. Pitt

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - NUMBER 4

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - NUMBER FIVE

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

LAW OFFICES
HONIGMAN MILLER SCHWARTZ AND COHN LLP
2200 FIRST NATIONAL BUILDING
660 WOODWARD AVENUE
DETROIT, MICHIGAN 48226-3583
FAX (313) 465-8000

CYRIL MOSCOW
Direct: (313) 465-7488
Fax: (313) 465-7487
ccm@honigman.com

LANSING, MICHIGAN
BINGHAM FARMS, MICHIGAN

EXHIBIT
E

December 5, 2002

Mr. Darney Standfield
15330 Warwick
Detroit, Michigan 48223

Via Federal Express

Michael L. Pitt, Trustee
8019 Concord
Huntington Woods, Michigan 48070

Gentlemen:

We represent DTE Energy Company. On November 27, 2002, you jointly submitted five proposals for inclusion in the Company's proxy statement for the 2003 annual meeting of shareholders. Pursuant to Rule 14a-8(f) of the Securities and Exchange Commission, you are notified that DTE Energy proposes to exclude the proposals from its proxy materials for its next annual meeting of shareholders because of a procedural defect, the submission of more than one proposal. Under Rule 14a-8(c), a shareholder proponent is entitled to submit only one proposal for each meeting of shareholders. There also are other grounds for excluding each proposal under Rule 14a-8.

Under Rule 14a-8(f), you have 14 calendar days after receiving this notice to respond to this notice. Based on your response, we might have further comments.

Very truly yours,

Honigman Miller Schwartz and Cohn LLP

By: ______________________
Cyril Moscow

aec
B352943

DEC-16-2002 16:40

EXHIBIT

F

December 16, 2002

Via Facsimile (313) 465-8000
Cyril Moscow, Esq.
2290 First National Building
660 Woodward Avenue
Detroit, Michigan 48226

Re: Shareholder Proposals

Dear Mr. Moscow:

In response to your letter of December 5, 2002, enclosed please find shareholder proposal #1 regarding limitation on officer compensation, dated November 27, 2002, signed by Darney Standfield. This is a duplicate of the resolution hand-delivered to corporate secretary Beal on November 27, 2002. We are also enclosing revised resolution #2 regarding shareholder participation in the nomination process with a date of December 16, 2002. Michael L. Pitt, trustee for the benefit of Meagan Pitt, has been substituted for Darney Standfield, who was the shareholder who submitted this identical proposal on November 27, 2002, as shareholder resolution #5.

We are also enclosing shareholder resolution revised #3, dated December 16, 2002, with Michael L. Pitt, trustee for the benefit of Jared Pitt, as a substitute for shareholder Darney Standfield. Revised resolution #3, which deals with the modification of the manner in which members of the board of directors are nominated, is identical to resolution #4, which was hand-delivered to corporate secretary Beal on November 27, 2002.

Please confirm in writing that we have now complied with the S.E.C. requirements and corporate bylaws and that all deficiencies have been cured.

Yours truly,

Darney Standfield

DARNEY STANDFIELD

Michael L Pitt

MICHAEL L. PITT

MLP/pg
cc: Darney Standfield

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Damey Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

EXHIBIT
G

PITT, DOWTY, McGEHEE, MIRER & PALMER, P.C.
Attorneys at Law

Michael L. Pitt
Stuart N. Dowty
Cary S. McGehee
Peggy Goldberg Pitt
Jeanne E. Mirer
Robert W. Palmer
Megan A. Bonanni
Beth M. Rivers
Attorneys

Washington Square Plaza
306 S. Washington - Sixth Floor
Royal Oak, MI 48067

Telephone (248) 398-9800
Facsimile: (248) 398-9804
wwwpdmm.net
mpitt@pdmm.net

Elaine Hesano
Legal Assistant

Leslie Harris

Bookkeeper -
Office Administrator

December 18, 2002

Via Facsimile (313) 235-8500
Ms. Teresa Sebastian
Attorney-at-Law
2000 Second Ave. 688 WCB
Detroit, Michigan 48226

Re: Shareholder Proposals

Dear Teresa:

To clarify our letter of December 16, 2002, the three shareholder proposals entitled "DTE Shareholder Proposal Regarding Limitation on Officer Compensation - Number One", signed by Darney Standfield, "DTE Shareholder Proposal Regarding Shareholder Participation in the Nomination Process - Revised Number Two", signed by Michael L. Pitt, Trustee for the Benefit of Meagan Pitt, and "DTE Shareholder Proposal Regarding Modification of the Manner in which Members Of the Board of Directors are Nominated - Revised Number Three", signed by Michael L. Pitt, Trustee for the Benefit of Jared Pitt, copies of which are attached to this fax, should be included in the proxy statement and submitted for vote by the shareholders of DTE Energy Company in accordance with the company bylaws and SEC regulations.

I hope this clarifies our intent.

Yours truly,

MICHAEL L. PITT

MLP/pg
Encls.
cc: Darney Standfield

DTE SHAREHOLDER PROPOSAL REGARDING LIMITATION ON OFFICER COMPENSATION - NUMBER ONE

1. LIMITATION ON OFFICER COMPENSATION

Beginning in the year 2004, no officer of DTE, or any related company, shall receive annual total compensation more than 100 times the average total compensation paid to entry-level employees of DTE. Total compensation means base salary, cash awards paid pursuant to the Annual Incentive Plan (AIP), bonuses, deferred compensation plans (DCP), the value of stock options and grants paid pursuant to the Stock Incentive Plan (SIP), automobile allowances and other fringe benefits.

2. RATIONALE

The average total compensation for an entry-level employee of DTE in the year 2003, including the value of fringe benefits, was approximately $19,000.00. This proposal would limit annual total officer compensation to 100 times that amount or $1.9 million. It is our right as shareholders to make policy decisions regarding officer compensation. This proposal strikes the appropriate balance between officer compensation and the compensation available to our lowest-level employee. The amount of $1.9 million as annual total compensation for an officer of a public utility is competitive with utilities of similar size. In addition, by tying the level of officer compensation to the level of compensation available to our lowest-level employee, an incentive will be provided to the officers to ensure that, at a minimum, a living wage is paid to all of our employees.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

DARNEY STANDFIELD
15330 Warwick
Detroit, Michigan 48223
(313) 836-0848
(313) 836-0143 (Fax)

Dated: November 27, 2002

DTE SHAREHOLDER PROPOSAL REGARDING SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS - REVISED NUMBER TWO

1. SHAREHOLDER PARTICIPATION IN THE NOMINATION PROCESS

Beginning in the year 2004, and pursuant to Article II, §8 of the bylaws, the board of directors shall create a nomination committee which shall have a balanced membership. One-third of the members of the nominating committee shall be members from the current board of directors who are not officers or executives of the company. One-third of the members of the nominating committee shall be members from the current board of directors who are officers or executives of the company. One-third of the members of the nominating committee shall not be members of the current board of directors but shall be shareholders of the company. The nominating committee shall develop rules ensuring the balanced approach required by this resolution.

2. RATIONALE

Article II, §8 of the bylaws does provide for a cumbersome method of shareholder nomination of members of the board of directors. In order to provide for a more effective method of shareholder involvement in the nomination process, this proposal will create a balanced nomination committee which will ensure adequate shareholder participation in the governance of the corporation.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Meagan Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

DTE SHAREHOLDER PROPOSAL REGARDING MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED - REVISEDNUMBER 3

1. MODIFICATION OF THE MANNER IN WHICH MEMBERS OF THE BOARD OF DIRECTORS ARE NOMINATED

This resolution is an amendment to Article II, §3 of the bylaws - (nomination of directors; election):

Beginning in the year 2004, there shall be no less than two nominees for each vacant seat on the board of directors. The nominee receiving a majority of the votes cast by the shareholders shall be elected.

2. RATIONALE

It is the current practice of the company to nominate candidates for a seat on the board of directors in uncontested elections. A contested election will require each nominee to articulate to the shareholders his or her arguments for elections. The adoption of a competitive process will ensure that the shareholders have a clearer understanding of the relevant positions of each nominee. This will serve to enhance the democratic process of electing members of the board of directors.

3. SHAREHOLDER CERTIFICATION

The Detroit Edison employee stock ownership plan is the registered holder of 1,180 shares of DTE common stock held in the name of Darney Standfield. I intend to continue to hold these shares through the date of 2003 meeting of the DTE shareholders. I have held these shares for at least one year prior to November 27, 2002, and the market value of my holdings exceed $2,000.00.

MICHAEL L. PITT, Trustee
U/A September 23, 1982 Albert Pitt
Settlor, F/B/O Jared Pitt
8019 Concord
Huntington Woods, MI 48070
(248) 398-9800 (w)
(248) 547-6284 (h)
(248) 398-9804 (Fax)
mpitt@pdmm.net

Dated: December 16, 2002

EXHIBIT

H

BYLAWS

of

DTE ENERGY COMPANY

As amended through September 22, 1999

ARTICLE II.

BOARD OF DIRECTORS AND COMMITTEES

Section 2. VACANCIES. Whenever any vacancy shall occur in the Board of Directors by death, resignation, or any other cause, it shall be filled without undue delay by a majority vote of the remaining members of the Board of Directors (even if constituting less than a quorum), and the person who is to fill any such vacancy shall hold office for the unexpired term of the director to whom such person succeeds, or for the term fixed by the Board of Directors acting in compliance with Section 1 of this Article II in case of a vacancy created by an increase in the number of directors, and until a successor shall be elected and shall have qualified; provided, however, that no vacancy need be filled if, after such vacancy shall occur, the number of directors remaining on the Board shall be not less than a majority of the Whole Board. During the existence of any vacancy or vacancies, the surviving or remaining directors shall possess and may exercise all the powers of the full Board of Directors, when action by a larger number is not required by law.

Section 3. NOMINATIONS OF DIRECTORS; ELECTION. (a) Except as may be otherwise provided in any resolution establishing any Preferred Stock, only persons who are nominated in accordance with this Section 3 will be eligible for election at a meeting of shareholders to be members of the Board of Directors of the Company.

(b) Nominations of persons for election as directors of the Company may be made only at an annual meeting of shareholders (i) by or at the direction of the Board of Directors or a committee thereof or (ii) by any shareholder who is a shareholder of record at the time of giving of notice provided for in this Section 3, who is entitled to vote for the election of directors at such meeting, and who complies with the procedures set forth in this Section 3. All nominations by shareholders must be made pursuant to timely notice in proper written form to the Corporate Secretary.

(c) To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 nor more than 90 calendar days prior to the annual meeting of shareholders; provided, however, that in the event that public announcement of the date of the annual meeting is not made at least 100 calendar days prior to the date of the annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th calendar day following the day on which public announcement (as defined in Section 8(c) of Article I) is first made of the date of the annual meeting. To be in proper written form, such shareholder's notice must set forth or include: (i) the name and address, as they appear on the Company's books, of the shareholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) a representation that the shareholder giving the notice is a holder of record of stock of the Company entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (iii) the class and number of shares of stock of the Company owned beneficially and of record by the shareholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made; (iv) a description of all arrangements or understandings between or among any of (A) the shareholder giving the notice, (B) the beneficial owner on whose behalf the notice is given, (C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder giving the notice; (v) such other information regarding each nominee proposed by the shareholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (vi) the signed consent of each nominee to serve as a director of the Company if so elected. The presiding officer of any annual meeting may, if the facts warrant, determine that a nomination was not made in accordance with this Section 3, and if he or she should so determine, he or she will so declare to the meeting, and the defective nomination will be disregarded. Notwithstanding the foregoing provisions of this Section 3, a shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section 3.

ADDENDUM II

[PROPONENT'S NOTICE OF WITHDRAWAL]

February 5, 2003

Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DTE Energy Shareholder Proposals Submitted by Darney Standfield & Michael Pitt

Dear Sir/Madam:

In connection with the proxy proposals submitted by Michael Pitt, Trustee for Meagan Pitt and Jared Pitt, and Darney Standfield, we hereby withdraw the proposals without prejudice to our right to resubmit these proposals for inclusion in the proxy statements for future annual DTE meetings.

If you have any questions, please don't hesitate to call or write.

Yours truly,

MICHAEL L. PITT
306 South Washington, Suite 600
Royal Oak, Michigan 498067

DARNEY STANDFIELD
15300 Warwick
Detroit, Michigan 48223

MLP/pg
cc: Richard Harden, Esq.
Darney Standfield